All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of Suncor’s Management Discussion and Analysis (MD&A) dated November 4, 2025. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor’s ownership of Fort Hills and interest in Syncrude.

Third Quarter Highlights

●	Generated $3.8 billion in adjusted funds from operations and $2.3 billion in free funds flow.
●	Returned over $1.4 billion to shareholders, with $750 million in share repurchases and $700 million in dividends.
●	Achieved record refinery throughput of 492,000 barrels per day (bbls/d) and record quarterly refined product sales of 647,000 bbls/d.
●	Achieved record third quarter upstream production of 870,000 bbls/d, 41,000 bbls/d higher than third quarter 2024.
●	Asset utilization at record setting levels, with upgraders at 102% and refineries at 106%.
●	Revised 2025 guidance with increases to upstream production, refinery throughput and refined product sales.
●	Subsequent to the third quarter, the quarterly dividend per share increased by approximately 5% to $0.60 per share.

"Once again we achieved record quarterly results across our businesses, reflecting an unwavering commitment to operational excellence and high performance,” said Rich Kruger, President and Chief Executive Officer. “Our people continue to deliver shareholder value with a culture that every barrel and every dollar matters. Underpinned by our integrated business model, we are elevating overall performance and generating higher, more reliable, and more ratable free cash flow with less volatility and dependence on the external business environment.”

Third Quarter Results

Financial Highlights	Q3	Q2	Q3
($ millions, unless otherwise noted)	2025	2025	2024
Net earnings	1 619	1 134	2 020
Per common share(1) (dollars)	1.34	0.93	1.59
Adjusted operating earnings(2)	1 794	873	1 875
Per common share(1)(2) (dollars)	1.48	0.71	1.48
Adjusted funds from operations(2)	3 831	2 689	3 787
Per common share(1)(2) (dollars)	3.16	2.20	2.98
Cash flow provided by operating activities	3 785	2 919	4 261
Per common share(1) (dollars)	3.13	2.38	3.36
Capital and exploration expenditures(3)	1 439	1 649	1 467
Free funds flow(2)	2 347	981	2 232
Dividend per common share(1) (dollars)	0.57	0.57	0.55
Share repurchases per common share(4) (dollars)	0.62	0.61	0.64
Returns to shareholders(5)	1 438	1 447	1 480
Operating, selling and general expenses	3 270	3 163	3 055
Net debt(2)	7 147	7 673	7 968

	Q3	Q2	Q3
Operating Highlights	2025	2025	2024
Total upstream production (mbbls/d)	870.0	808.1	828.6
Refinery utilization (%)	106	95	105

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.
(3)	Excludes capitalized interest.
(4)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(5)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q3	Q2	Q3
($ millions)	2025	2025	2024
Net earnings	1 619	1 134	2 020
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	186	(461)	(123)
Unrealized loss (gain) on risk management activities	5	68	(28)
Write-down of equity investments	—	136	—
Income tax (recovery) expense on adjusted operating earnings adjustments	(16)	(4)	6
Adjusted operating earnings(1)	1 794	873	1 875

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.
●	Suncor’s adjusted operating earnings were $1.794 billion ($1.48 per common share) in the third quarter of 2025, compared to $1.875 billion ($1.48 per common share) in the prior year quarter, as increased production and sales volumes as well as higher refinery margins largely offset lower upstream price realizations.
●	Net earnings were $1.619 billion ($1.34 per common share) in the third quarter of 2025, compared to $2.020 billion ($1.59 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the third quarter of 2025 and the prior year quarter were impacted by the items shown in the table above.
●	Adjusted funds from operations were $3.831 billion ($3.16 per common share) in the third quarter of 2025, compared to $3.787 billion ($2.98 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings.
●	Cash flow provided by operating activities, which includes changes in non-cash working capital, were $3.785 billion ($3.13 per common share) in the third quarter of 2025, compared to $4.261 billion ($3.36 per common share) in the prior year quarter.
●	Operating, selling and general (OS&G) expenses were $3.270 billion in the third quarter of 2025, compared to $3.055 billion in the prior year quarter, with the increase primarily due to increased share-based compensation expense, the impacts of higher production and sales volumes as well as higher commodity input costs. The underlying production costs remained flat despite higher production in both upstream and downstream.

2 2025 Third Quarter Suncor Energy Inc.

Operating Results

	Q3	Q2	Q3
(mbbls/d, unless otherwise noted)	2025	2025	2024
Upstream
Total Oil Sands bitumen production	958.3	860.8	909.6
SCO and diesel production	571.2	468.0	543.2
Inter-asset transfers and consumption	(27.1)	(29.8)	(29.4)
Upgraded production – net SCO and diesel	544.1	438.2	513.8
Bitumen production	334.6	334.8	294.6
Inter-asset transfers	(66.5)	(24.6)	(32.4)
Non-upgraded bitumen production	268.1	310.2	262.2
Total Oil Sands production	812.2	748.4	776.0
Exploration and Production	57.8	59.7	52.6
Total upstream production	870.0	808.1	828.6
Upstream sales	887.2	812.8	834.6

Downstream
Refinery utilization (%)	106	95	105
Refinery crude oil processed	491.7	442.3	487.6
Refined product sales	646.8	600.5	612.3

●	Total Oil Sands bitumen production increased to 958,300 bbls/d, the highest quarter in company history, compared to 909,600 bbls/d in the prior year quarter, and included record quarterly production at Fort Hills and record third quarter production at Firebag.
●	The company’s net synthetic crude oil (SCO) production increased to a third quarter record of 544,100 bbls/d, compared to 513,800 bbls/d in the prior year quarter, as the company’s production mix benefitted from excellent upgrader reliability and improved planning and execution of maintenance activities, including the early completion of the Upgrader 1 coke drum replacement project.
●	Non-upgraded bitumen production increased to 268,100 bbls/d in the third quarter of 2025, compared to 262,200 bbls/d in the prior year quarter, with higher upgrader availability consuming more bitumen feedstock.
●	Exploration and Production (E&P) production increased to 57,800 bbls/d in the third quarter of 2025, compared to 52,600 bbls/d in the prior year quarter and included increased production at Hebron and the addition of production at White Rose, which restarted in the first quarter of 2025.
●	Record quarterly refinery throughput of 491,700 bbls/d with utilization of 106% surpassed the previous record of 487,600 bbls/d and 105%, respectively, achieved in the prior year period, due to continued strong operating performance and reliability through the current quarter.
●	Refined product sales increased to a quarterly record of 646,800 bbls/d, compared to 612,300 bbls/d in the prior year quarter, primarily due to higher refinery production, investment in retail growth, and by leveraging strategic partnerships, the company’s extensive domestic sales network, and export channels.

Corporate and Strategy Updates

●	Maintenance intervals extended. The combination of the new coke drums and reliability improvements have enabled Suncor to extend the Upgrader 1 turnaround interval from five to six years, with reduced maintenance required between turnarounds. At Fort Hills, primary separation cell outages are being extended from six month intervals to annual intervals. In the downstream, maintenance interval extensions are anticipated at the refineries as a result of recent maintenance activities and strategy. These changes translate into lower costs, higher utilization rates and more production between turnarounds.

Corporate Guidance Updates

Suncor has updated its 2025 corporate guidance ranges, previously updated on August 5, 2025, by increasing the following ranges:

●	Upstream production has increased from 810,000–840,000 bbls/d to 845,000–855,000 bbls/d.
●	Refinery throughput has increased from 435,000–450,000 bbls/d to 470,000–475,000 bbls/d.
●	Refinery utilization has increased from 93%–97% to 101%–102%.
●	Refined product sales have increased from 555,000–585,000 bbls/d to 610,000–620,000 bbls/d.
●	Business environment has been updated to reflect the current business environment as at November 4, 2025.

For further details and advisories regarding Suncor’s 2025 corporate guidance, see www.suncor.com/guidance.

2025 Third Quarter Suncor Energy Inc. 3

Management’s Discussion and Analysis

November 4, 2025

Suncor Energy Inc. (Suncor or the company) is Canada’s leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024, dated February 26, 2025 (the 2024 annual MD&A).

This MD&A, for the three and nine months ended September 30, 2025, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2025, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2024, and the 2024 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 26, 2025 (the 2024 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A and is not incorporated into this MD&A by reference.

References to “we”, “our”, “Suncor”, “Suncor Energy” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.

Basis of Presentation

Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor’s ownership of Fort Hills and interest in Syncrude.

Common Abbreviations

For a list of the abbreviations that may be used in this MD&A, please refer to the Common Abbreviations section of this MD&A.

4 2025 Third Quarter Suncor Energy Inc.

1. Third Quarter Highlights

●	Financial results. Adjusted funds from operations(1) were $3.831 billion ($3.16 per common share), compared to $3.787 billion ($2.98 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.794 billion ($1.48 per common share), compared to $1.875 billion ($1.48 per common share) in the prior year quarter.
●	Consistent value returned to shareholders. Suncor returned over $1.4 billion of value to shareholders, with $750 million in share repurchases and $688 million in dividends. As at October 31, 2025, since the start of the year, the company has repurchased approximately 46.7 million of Suncor’s common shares for $2.5 billion, at an average price of $53.56 per common share, or the equivalent of 3.8% of its common shares outstanding as at December 31, 2024.
●	Record third quarter upstream production. Upstream production was a third quarter record of 870,000 bbls/d and featured total Oil Sands bitumen production of 958,300 bbls/d, the highest quarter in company history.
●	Record refining throughput and refined product sales. Refining throughput was a quarterly record of 491,700 bbls/d with refinery utilization of 106% contributing to a new quarterly record for refined product sales of 646,800 bbls/d.
●	Maintenance intervals extended. The combination of the new coke drums and reliability improvements have enabled Suncor to extend the Upgrader 1 turnaround interval from five to six years, with reduced maintenance required between turnarounds. At Fort Hills, primary separation cell outages are being extended from six month intervals to annual intervals. In the downstream, maintenance interval extensions are anticipated at the refineries as a result of recent maintenance activities and strategy. These changes translate into lower costs, higher utilization rates and more production between turnarounds.
●	Quarterly dividend increase. Subsequent to the third quarter, Suncor’s board of directors approved a quarterly dividend of $0.60 per share, an increase of approximately 5% over the prior quarter dividend.

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2025 Third Quarter Suncor Energy Inc. 5

Management’s Discussion and Analysis

2. Consolidated Financial and Operating Information

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Earnings (loss) before income taxes
Oil Sands	1 638	1 819	4 157	4 982
Exploration and Production	142	272	465	742
Refining and Marketing	878	479	1 927	2 186
Corporate and Eliminations	(441)	124	(608)	(813)
Income tax expense	(598)	(674)	(1 499)	(1 899)
Net earnings	1 619	2 020	4 442	5 198
Adjusted operating earnings (loss)(1)
Oil Sands	1 627	1 786	4 173	4 896
Exploration and Production	142	272	465	742
Refining and Marketing	894	484	1 965	2 190
Corporate and Eliminations	(255)	1	(802)	(613)
Income tax expense included in adjusted operating earnings	(614)	(668)	(1 505)	(1 897)
Total	1 794	1 875	4 296	5 318
Adjusted funds from (used in) operations(1)
Oil Sands	2 900	3 165	8 109	8 716
Exploration and Production	279	471	981	1 336
Refining and Marketing	1 216	701	2 733	2 900
Corporate and Eliminations	(152)	71	(786)	(548)
Current income tax expense	(412)	(621)	(1 472)	(2 051)
Total	3 831	3 787	9 565	10 353
Change in non-cash working capital	(46)	474	(705)	524
Cash flow provided by operating activities	3 785	4 261	8 860	10 877
Capital and exploration expenditures(2)
Asset sustainment and maintenance	874	676	2 347	2 485
Economic investment	565	791	1 828	2 183
Total	1 439	1 467	4 175	4 668
Free funds flow(1)	2 347	2 232	5 228	5 440

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Excludes capitalized interest of $45 million and $162 million in the third quarter and first nine months of 2025, compared to $88 million and $245 million in the third quarter and first nine months of 2024.

6 2025 Third Quarter Suncor Energy Inc.

Operating Highlights

	Three months ended September 30		Nine months ended September 30
(mbbls/d, unless otherwise noted)	2025	2024	2025	2024
Upstream
Production volumes
Oil Sands – Upgraded – net SCO and diesel	544.1	513.8	506.2	506.8
Oil Sands – Non-upgraded bitumen	268.1	262.2	277.7	252.3
Total Oil Sands production volumes	812.2	776.0	783.9	759.1
Exploration and Production	57.8	52.6	60.0	52.5
Total upstream production	870.0	828.6	843.9	811.6
Upstream sales	887.2	834.6	843.0	818.5
Downstream
Refinery utilization (%)	106	105	101	98
Refinery crude oil processed	491.7	487.6	472.3	457.9
Refined product sales	646.8	612.3	617.5	596.3

Financial Results

Net Earnings and Adjusted Operating Earnings

Adjusted Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Net earnings	1 619	2 020	4 442	5 198
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	186	(123)	(289)	200
Unrealized loss (gain) on risk management activities	5	(28)	13	(82)
Write-down of equity investments(2)	—	—	136	—
Income tax (recovery) expense on adjusted operating earnings adjustments	(16)	6	(6)	2
Adjusted operating earnings(1)	1 794	1 875	4 296	5 318

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $95 million in the Corporate and Eliminations segment and $41 million in the Refining and Marketing (R&M) segment.

Suncor’s consolidated net earnings for the third quarter of 2025 were $1.619 billion, compared to $2.020 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.

Other items affecting net earnings over these periods included:

●	An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $186 million recorded in financing expenses in the Corporate and Eliminations segment in the third quarter of 2025, compared to a gain of $123 million in the third quarter of 2024.
●	An unrealized loss on risk management activities of $5 million recorded in other income in the third quarter of 2025, compared to an unrealized gain of $28 million in the third quarter of 2024.
●	An income tax recovery related to the items noted above of $16 million in the third quarter of 2025, compared to an expense of $6 million in the third quarter of 2024.

2025 Third Quarter Suncor Energy Inc. 7

Management’s Discussion and Analysis

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)

(1)	For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings were $1.794 billion ($1.48 per common share) in the third quarter of 2025, compared to $1.875 billion ($1.48 per common share) in the prior year quarter, as increased production and sales volumes as well as higher refinery margins largely offset lower upstream price realizations.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $3.831 billion ($3.16 per common share) in the third quarter of 2025, compared to $3.787 billion ($2.98 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings discussed above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.785 billion ($3.13 per common share) in the third quarter of 2025, compared to $4.261 billion ($3.36 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a use of cash associated with the company’s working capital balances in the third quarter of 2025, compared to a source of cash in the prior year quarter. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The use of cash in the third quarter of 2025 was primarily due to a decrease in accounts payable and accrued liabilities, mostly offset by a decrease in accounts receivable and a draw of inventory related to increased sales volumes.

Operating, Selling and General Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Operations, selling and corporate costs	2 691	2 621	8 069	8 105
Commodities	396	358	1 313	1 180
Share-based compensation(1)	183	76	348	363
Total operating, selling and general (OS&G) expenses	3 270	3 055	9 730	9 648

(1)	In the third quarter of 2025, share-based compensation expense of $183 million included $59 million in the Oil Sands segment, $4 million in the E&P segment, $30 million in the R&M segment and $90 million in the Corporate and Eliminations segment. In the third quarter of 2024, share-based compensation expense of $76 million included $26 million in the Oil Sands segment, $1 million in the E&P segment, $13 million in the R&M segment and $36 million in the Corporate and Eliminations segment.

OS&G expenses were $3.270 billion in the third quarter of 2025, compared to $3.055 billion in the prior year quarter, with the increase primarily due to increased share-based compensation expense and higher commodity input costs. Operations, selling and corporate costs remained flat despite higher production and sales volumes in both upstream and downstream and include the impacts of an inventory draw. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.

8 2025 Third Quarter Suncor Energy Inc.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of the 2024 annual MD&A.

		Average for the three months ended September 30		Average for the nine months ended September 30
		2025	2024	2025	2024
WTI crude oil at Cushing	US$/bbl	64.95	75.15	66.65	77.55
Dated Brent crude	US$/bbl	69.10	80.25	70.80	82.80
Dated Brent/Maya crude oil FOB price differential	US$/bbl	8.80	13.90	10.00	13.35
MSW at Edmonton	Cdn$/bbl	86.40	98.00	88.60	98.50
WCS at Hardisty	US$/bbl	54.55	61.65	55.60	62.10
WCS-WTI heavy/light differential	US$/bbl	(10.40)	(13.50)	(11.05)	(15.45)
SYN-WTI premium (differential)	US$/bbl	1.35	1.30	—	(1.10)
Condensate at Edmonton	US$/bbl	63.10	71.30	65.50	73.75
Natural gas (Alberta spot) at AECO	Cdn$/GJ	0.60	0.65	1.45	1.35
Alberta Power Pool Price	Cdn$/MWh	51.30	55.35	43.90	66.55
New York Harbor 2-1-1 crack(1)	US$/bbl	29.95	21.05	25.70	24.25
Chicago 2-1-1 crack(1)	US$/bbl	26.40	19.35	21.05	19.35
Portland 2-1-1 crack(1)	US$/bbl	42.05	20.35	34.25	25.50
Gulf Coast 2-1-1 crack(1)	US$/bbl	27.10	18.90	23.75	22.95
U.S. Renewable Volume Obligation	US$/bbl	6.40	3.90	5.75	3.65
Suncor custom 5-2-2-1 index(2)	US$/bbl	31.20	26.05	28.65	29.50
Exchange rate (average)	US$/Cdn$	0.73	0.73	0.72	0.74
Exchange rate (end of period)	US$/Cdn$	0.72	0.74	0.72	0.74

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2024 annual MD&A.

2025 Third Quarter Suncor Energy Inc. 9

Management’s Discussion and Analysis

3. Segment Results and Analysis

Oil Sands

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Operating revenues	7 050	7 245	20 631	21 599
Less: Royalties	(880)	(923)	(2 291)	(2 706)
Operating revenues, net of royalties	6 170	6 322	18 340	18 893
Earnings before income taxes	1 638	1 819	4 157	4 982
Adjusted for:
Unrealized (gain) loss on risk management activities	(11)	(33)	16	(86)
Adjusted operating earnings(1)	1 627	1 786	4 173	4 896
Adjusted funds from operations(1)	2 900	3 165	8 109	8 716
Free funds flow(1)	1 902	2 198	5 253	5 317

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings decreased to $1.627 billion in the third quarter of 2025, compared to $1.786 billion in the prior year quarter, primarily due to lower crude oil price realizations as a result of lower benchmark pricing and increased operating expenses related to increased sales volumes.

10 2025 Third Quarter Suncor Energy Inc.

Production Volumes

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2025	2024	2025	2024
Oil Sands bitumen
Upgrader bitumen throughput	690.2	647.4	641.1	639.8
Non-upgraded bitumen production	268.1	262.2	277.7	252.3
Total Oil Sands bitumen production	958.3	909.6	918.8	892.1
Upgraded – net SCO and diesel
Oil Sands operations(1)(2)	370.6	329.5	337.5	341.8
Syncrude(1)(2)	200.6	213.7	198.0	192.9
Inter-asset transfers and consumption(3)(4)	(27.1)	(29.4)	(29.3)	(27.9)
Upgraded – net SCO and diesel production	544.1	513.8	506.2	506.8
Non-upgraded bitumen
Oil Sands operations	150.4	128.5	159.5	128.6
Fort Hills	184.1	166.0	174.5	170.2
Syncrude	0.1	0.1	3.1	1.5
Inter-asset transfers(5)	(66.5)	(32.4)	(59.4)	(48.0)
Non-upgraded bitumen production	268.1	262.2	277.7	252.3
Oil Sands production volumes to market
Upgraded – net SCO and diesel	544.1	513.8	506.2	506.8
Non-upgraded bitumen	268.1	262.2	277.7	252.3
Total Oil Sands production volumes	812.2	776.0	783.9	759.1

(1)	Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput.
(2)	Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.
(3)	Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the third quarter of 2025, Oil Sands operations produced 13,600 bbls/d of internally consumed products, of which 5,700 bbls/d was consumed at Oil Sands operations, 7,000 bbls/d was consumed at Fort Hills and 900 bbls/d was consumed at Syncrude. Syncrude produced 3,600 bbls/d of internally consumed products.
(4)	In the third quarter of 2025, upgraded inter-asset transfers consisted of 9,900 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.
(5)	In the third quarter of 2025, non-upgraded inter-asset transfers consisted of 62,100 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base, 4,300 bbls/d of bitumen that was transferred from Firebag to Syncrude and 100 bbls/d of bitumen that was transferred from Syncrude to Oil Sands operations.

Total Oil Sands bitumen production increased to a record of 958,300 bbls/d, compared to 909,600 bbls/d in the prior year quarter, primarily due to record quarterly production at Fort Hills, record third quarter production at Firebag and strong mining performance.

The company’s net SCO production was a third quarter record of 544,100 bbls/d, compared to 513,800 bbls/d in the prior year quarter, with upgrader utilization of 106% at Oil Sands Base and 98% at Syncrude, compared to 94% and 104%, respectively, in the prior year quarter. The increase in net SCO production was primarily due to decreased maintenance activities in the current period, and the benefit of excellent upgrader reliability and improved execution of maintenance activities, including the early completion of the Upgrader 1 coke drum replacement project.

Non-upgraded bitumen production increased to 268,100 bbls/d in the third quarter of 2025, compared to 262,200 bbls/d in the prior year quarter, with higher upgrader availability consuming more bitumen feedstock.

2025 Third Quarter Suncor Energy Inc. 11

Management’s Discussion and Analysis

Sales Volumes

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2025	2024	2025	2024
Upgraded – net SCO and diesel	541.9	510.3	503.6	504.8
Non-upgraded bitumen	277.9	254.2	276.9	253.6
Total	819.8	764.5	780.5	758.4

SCO and diesel sales volumes increased to 541,900 bbls/d in the third quarter of 2025, compared to 510,300 bbls/d in the prior year quarter, primarily due to the increase in SCO production volumes.

Non-upgraded bitumen sales volumes increased to 277,900 bbls/d in the third quarter of 2025, compared to 254,200 bbls/d in the prior year quarter, primarily due to the increase in non-upgraded bitumen production volumes and a draw of inventory in the third quarter of 2025 compared to a build of inventory in the prior year quarter.

Price Realizations(1)

Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2025	2024	2025	2024
Upgraded – net SCO and diesel	88.76	100.57	90.67	98.86
Non-upgraded bitumen	65.28	72.88	65.48	73.93
Weighted average	80.80	91.36	81.73	90.51
Weighted average crude, relative to WTI	(8.66)	(11.12)	(11.45)	(14.97)

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations decreased in the third quarter of 2025 compared to the prior year quarter, primarily due to weaker crude oil benchmark prices, partially offset by narrower heavy crude oil differentials.

Royalties

Royalties for the Oil Sands segment decreased in the third quarter of 2025 compared to the prior year quarter, primarily due to lower bitumen pricing.

Expenses and Other Factors

Total Oil Sands operating expenses increased in the third quarter of 2025 compared to the prior year quarter, primarily due to increased production and sales volumes including the impacts of an inventory draw, increased share-based compensation expense and higher commodity input costs. The underlying unit production costs have decreased at each asset, primarily due to higher production and lower costs reflective of the company's continued focus on asset level cost reductions.

Depreciation, depletion and amortization (DD&A) expense decreased in the third quarter of 2025, compared to the prior year quarter, primarily due to decreased depreciation related to the company’s asset retirement obligation assets, partially offset by the commissioning of new assets and new leases entered into during the quarter.

Transportation costs increased in the third quarter of 2025, compared to the prior year quarter, primarily due to increased sales volumes, which included increased exports to the U.S. Gulf Coast.

Financing expense and other, which includes other income, decreased in the third quarter of 2025 compared to the prior year quarter, primarily due to decreased interest related to leases and decreased accretion expense related to asset retirement obligations.

12 2025 Third Quarter Suncor Energy Inc.

Cash Operating Costs

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2025	2024	2025	2024
Oil Sands OS&G(1)	2 329	2 223	7 077	6 983
Oil Sands operations cash operating costs reconciliation
Oil Sands operations OS&G	1 157	1 117	3 620	3 536
Non-production costs(3)	108	5	251	129
Excess power capacity and other(4)	(72)	(37)	(235)	(182)
Oil Sands operations cash operating costs(2)	1 193	1 085	3 636	3 483
Oil Sands operations production volumes (mbbls/d)	521.0	458.0	497.0	470.4
Oil Sands operations cash operating costs(2) ($/bbl)	24.85	25.75	26.80	27.05
Fort Hills cash operating costs reconciliation
Fort Hills OS&G	617	589	1 867	1 748
Non-production costs(3)	(92)	(73)	(248)	(216)
Excess power capacity(4)	(5)	(6)	(17)	(26)
Fort Hills cash operating costs(2)	520	510	1 602	1 506
Fort Hills production volumes (mbbls/d)	184.1	166.0	174.5	170.2
Fort Hills cash operating costs(2) ($/bbl)	30.65	33.40	33.60	32.30
Syncrude cash operating costs reconciliation
Syncrude OS&G	616	625	1 925	1 923
Non-production costs(3)	(33)	26	(15)	6
Excess power capacity(4)	(2)	(2)	(7)	(13)
Syncrude cash operating costs(2)	581	649	1 903	1 916
Syncrude production volumes (mbbls/d)	200.7	213.8	201.1	194.4
Syncrude cash operating costs(2) ($/bbl)	31.45	33.00	34.65	36.00

(1)	Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the third quarter and first nine months of 2025, Oil Sands OS&G included ($61) million and ($335) million, respectively, of inventory changes and internal transfers. In the third quarter and first nine months of 2024, Oil Sands OS&G included ($108) million and ($224) million, respectively, of inventory changes and internal transfers.
(2)	Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(3)	Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.
(4)	Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) decreased to $24.85 in the third quarter of 2025, compared to $25.75 in the prior year quarter, primarily due to increased production volumes, lower mining costs related to fleet productivity improvements and increased power sales volumes, partially offset by a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base and higher natural gas volumes related to increased consumption at the new co-generation facility.

Fort Hills cash operating costs per barrel(1) decreased to $30.65 in the third quarter of 2025, compared to $33.40 in the prior year quarter, primarily due to increased production volumes, partially offset by increased mining activities.

Syncrude cash operating costs per barrel(1) decreased to $31.45 in the third quarter of 2025, compared to $33.00 in the prior year quarter, primarily due to decreased maintenance costs, partially offset by decreased production volumes.

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2025 Third Quarter Suncor Energy Inc. 13

Management’s Discussion and Analysis

Results for the First Nine Months of 2025

Oil Sands earnings before income taxes for the first nine months of 2025 were $4.157 billion, compared to $4.982 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2025 included a $16 million unrealized loss on risk management activities, compared to a $86 million unrealized gain in the prior year period.

Oil Sands adjusted operating earnings for the first nine months of 2025 were $4.173 billion, compared to $4.896 billion in the prior year period, with the decrease primarily due to lower crude oil price realizations as a result of lower benchmark pricing, partially offset by increased sales volumes and lower royalties.

Oil Sands adjusted funds from operations for the first nine months of 2025 were $8.109 billion, compared to $8.716 billion in the prior year period, with the decrease primarily due to the same factors that influenced adjusted operating earnings.

Oil Sands operations cash operating costs per barrel decreased to $26.80 for the first nine months of 2025, compared to an average of $27.05 for the first nine months of 2024, primarily due to increased production volumes and increased power sales volumes, partially offset by a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base, higher natural gas volumes related to increased consumption at the new co-generation facility and higher natural gas prices, and increased maintenance activities.

Fort Hills cash operating costs per barrel were $33.60 for the first nine months of 2025, compared to $32.30 in the first nine months of 2024, with the increase primarily due to increased maintenance and mining activities and increased commodity input costs, partially offset by increased production volumes.

Syncrude cash operating costs per barrel decreased to $34.65 for the first nine months of 2025, compared to $36.00 in the first nine months of 2024, primarily due to increased production volumes, partially offset by increased maintenance costs.

Planned Maintenance Update

The anticipated impact of these maintenance activities has been reflected in the company’s 2025 guidance.

●	The turnaround at Syncrude commenced in the third quarter and was completed in the fourth quarter, ahead of schedule.

14 2025 Third Quarter Suncor Energy Inc.

Exploration and Production

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Operating revenues(1)	665	718	2 059	2 156
Less: Royalties(1)	(133)	(94)	(487)	(360)
Operating revenues, net of royalties	532	624	1 572	1 796
Earnings before income taxes	142	272	465	742
Adjusted operating earnings(2)	142	272	465	742
Adjusted funds from operations(2)	279	471	981	1 336
Free funds flow(2)	97	190	361	684

(1)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. See the E&P price realizations table in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the third quarter of 2025 were $142 million, compared to $272 million in the prior year quarter, with the decrease primarily due to lower price realizations as a result of lower benchmark pricing, decreased sales volumes and increased operating and transportation expenses.

Volumes

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2025	2024	2025	2024
E&P Canada	55.6	52.6	55.9	49.5
E&P International	2.2	0.0	4.1	3.0
Total production	57.8	52.6	60.0	52.5
Total sales volumes	67.4	70.1	62.5	60.1

E&P production increased to 57,800 bbls/d in the third quarter of 2025, compared to 52,600 bbls/d in the prior year quarter, primarily due to increased production at Hebron and the addition of production at White Rose, which restarted in the first quarter of 2025, partially offset by decreased production at Terra Nova.

Total E&P sales volumes decreased to 67,400 bbls/d in the third quarter of 2025, compared to 70,100 bbls/d in the prior year quarter, primarily due to the timing of cargo sales in E&P Canada.

Price Realizations(1)

Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2025	2024	2025	2024
E&P Canada	92.89	109.24	95.43	109.40

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

E&P price realizations decreased in the third quarter of 2025 compared to the prior year quarter, in line with the decrease in benchmark prices for Brent crude.

Royalties

E&P royalties, excluding the impact of Libya, increased in the third quarter of 2025 compared to the prior year quarter, primarily due to asset mix relating to increased production at Hebron.

Expenses and Other Factors

Operating and transportation expenses increased in the third quarter of 2025 compared to the prior year quarter, primarily due to transportation costs associated with higher margin international sales.

2025 Third Quarter Suncor Energy Inc. 15

Management’s Discussion and Analysis

Results for the First Nine Months of 2025

Earnings before income taxes for E&P for the first nine months of 2025 were $465 million, compared to $742 million in the prior year period.

Adjusted operating earnings for E&P for the first nine months of 2025 were $465 million, compared to $742 million in the prior year period, with the decrease primarily due to lower price realizations as a result of lower benchmark pricing and increased royalties, partially offset by increased sales volumes.

Adjusted funds from operations for the first nine months of 2025 were $981 million, compared to $1.336 billion in the prior year period, with the decrease primarily due to the same factors that influenced adjusted operating earnings.

Planned Maintenance Update for Operated Assets

There are no significant planned maintenance events for the E&P segment scheduled for the fourth quarter of 2025.

16 2025 Third Quarter Suncor Energy Inc.

Refining and Marketing

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Operating revenues	8 085	8 124	23 023	23 794
Earnings before income taxes	878	479	1 927	2 186
Adjusted for:
Unrealized loss (gain) on risk management activities	16	5	(3)	4
Write-down of equity investment(1)	—	—	41	—
Adjusted operating earnings(2)	894	484	1 965	2 190
Adjusted funds from operations(2)	1 216	701	2 733	2 900
Free funds flow(2)	926	406	1 901	2 062

(1)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $41 million.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the third quarter of 2025 increased to $894 million, compared to $484 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to higher benchmark crack spreads, a first-in, first-out (FIFO) inventory valuation gain in the third quarter of 2025, compared to a loss in the prior year quarter, and record refinery production and sales volumes.

Volumes

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Crude oil processed (mbbls/d)
Eastern North America	243.5	235.4	237.2	207.3
Western North America	248.2	252.2	235.1	250.6
Total	491.7	487.6	472.3	457.9
Refinery utilization(1) (%)
Eastern North America	110	106	107	93
Western North America	102	103	96	103
Average	106	105	101	98
Refined product sales (mbbls/d)
Gasoline	262.1	256.6	258.7	251.2
Distillate	289.6	266.7	274.1	261.4
Other	95.1	89.0	84.7	83.7
Total	646.8	612.3	617.5	596.3
Refinery production(2) (mbbls)	48 326	47 094	136 406	132 837
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	39.65	32.25	36.45	38.70
Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	39.55	35.85	37.45	39.30
Refining operating expense(3) ($/bbl)	6.00	5.80	6.50	6.60

(1)	Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.
(2)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(3)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2025 Third Quarter Suncor Energy Inc. 17

Management’s Discussion and Analysis

Refinery throughput increased to a quarterly record of 491,700 bbls/d with utilization of 106%, compared to 487,600 bbls/d and 105%, respectively, in the prior year period, primarily due to continued strong operating performance and reliability through the current quarter.

Refined product sales increased to a quarterly record of 646,800 bbls/d, compared to 612,300 bbls/d in the prior year quarter, primarily due to higher refinery production, investment in retail growth, and by leveraging strategic partnerships, the company’s extensive domestic sales network, and export channels.

Refining and Marketing Gross Margins(1)

Refining and marketing gross margins were influenced by the following:

●	On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $39.55/bbl in the third quarter of 2025, from $35.85/bbl in the prior year quarter, primarily due to higher benchmark crack spreads, partially offset by narrower heavy crude differentials. Margin capture was 92% compared to Suncor’s 5-2-2-1 index.
●	On a FIFO basis, Suncor’s refining and marketing gross margin increased to $39.65/bbl in the third quarter of 2025, from $32.25/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the third quarter of 2025, the FIFO method of inventory valuation resulted in a gain of $5 million, compared to a loss of $171 million in the prior year quarter, for a favourable quarter-over-quarter impact of $176 million.

Expenses and Other Factors

Operating expenses increased in the third quarter of 2025 compared to the prior year quarter, primarily due to higher share-based compensation expense and commodity input costs. Transportation expenses decreased compared to the prior year quarter, primarily due to costs associated with third-party logistics disruptions in the prior year period.

Refining operating expense per barrel(1) increased to $6.00 in the third quarter of 2025, compared to $5.80 in the prior year quarter, primarily due to higher commodity input costs, partially offset by higher refinery production.

Results for the First Nine Months of 2025

R&M’s earnings before income taxes were $1.927 billion for the first nine months of 2025, compared to $2.186 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2025 included a $3 million unrealized gain on risk management activities, compared to a $4 million unrealized loss in the prior year period. The first nine months of 2025 also included a $41 million write-down of an equity investment.

Adjusted operating earnings for R&M in the first nine months of 2025 were $1.965 billion, compared to $2.190 billion in the first nine months of 2024, with the decrease primarily due to decreased benchmark crack spreads excluding the impact of renewable volume obligations, and an increased FIFO inventory valuation loss in the current period compared to the prior year period, partially offset by increased refinery production and sales volumes. In the first nine months of 2025, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a negative impact to adjusted operating earnings and adjusted funds from operations of $137 million, compared to a negative impact of $78 million in the first nine months of 2024.

R&M’s adjusted funds from operations in the first nine months of 2025 were $2.733 billion, compared to $2.900 billion in the prior year period, with the decrease primarily due to the same factors that influenced adjusted operating earnings.

Planned Maintenance

The anticipated impact of these maintenance activities has been reflected in the company’s 2025 guidance.

●	Planned maintenance at the Edmonton refinery commenced in the third quarter and was completed early in the fourth quarter, ahead of schedule.
(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)

The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

18 2025 Third Quarter Suncor Energy Inc.

Corporate and Eliminations

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
(Loss) Earnings before income taxes	(441)	124	(608)	(813)
Adjusted for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	186	(123)	(289)	200
Write-down of equity investment(1)	—	—	95	—
Adjusted operating (loss) earnings(2)	(255)	1	(802)	(613)
Corporate	(283)	(201)	(929)	(603)
Eliminations – Intersegment profit realized (eliminated)	28	202	127	(10)
Adjusted funds (used in) from operations(2)	(152)	71	(786)	(548)
Free funds (deficit) flow(2)	(166)	59	(815)	(572)

(1)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $95 million.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $283 million in the third quarter of 2025, compared to a loss of $201 million in the prior year quarter. The increased loss was primarily attributable to an increase in share-based compensation expense in the current quarter, partially offset by an operational foreign exchange gain in the current quarter compared to a loss in the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the third quarter of 2025, the company realized $28 million of intersegment profit, compared to a realization of $202 million in the prior year quarter. The realization of intersegment profit in the third quarter of 2025 was primarily driven by lower refinery feedstock costs in the quarter.

Corporate and Eliminations adjusted funds used in operations were $152 million for the third quarter of 2025, compared to adjusted funds from operations of $71 million in the prior year quarter, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

Results for the First Nine Months of 2025

Corporate and Eliminations loss before income taxes was $608 million for the first nine months of 2025, compared to $813 million in the prior year period. In addition to the factors impacting adjusted operating loss, the loss before income taxes for the first nine months of 2025 included a $289 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt, compared to a $200 million loss in the prior year period. The first nine months of 2025 also included a $95 million write-down of an equity investment.

The adjusted operating loss for Corporate and Eliminations for the first nine months of 2025 was $802 million, compared to $613 million in the prior year period. The increased loss was primarily attributed to an operational foreign exchange loss in the first nine months of 2025, compared to a gain in the prior year period, partially offset by a realization of intersegment profit in the first nine months of 2025, compared to a deferral in the prior year period.

Corporate and Eliminations adjusted funds used in operations for the first nine months of 2025 were $786 million, compared to $548 million in the prior year period, and were influenced by the same factors impacting adjusted operating loss.

2025 Third Quarter Suncor Energy Inc. 19

Management’s Discussion and Analysis

4. Income Tax

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Current income tax expense	412	621	1 472	2 051
Deferred income tax expense (recovery)	186	53	27	(152)
Income tax expense included in net earnings	598	674	1 499	1 899
Less: Income tax (recovery) expense on adjusted operating earnings adjustments	(16)	6	(6)	2
Income tax expense included in adjusted operating earnings	614	668	1 505	1 897
Effective tax rate	27.0%	25.0%	25.2%	26.8%

The provision for income taxes in the third quarter of 2025 decreased to $598 million, compared to $674 million in the prior year quarter, primarily due to lower taxable earnings. In the third quarter of 2025, the company's effective tax rate on net earnings increased compared to the prior year quarter, primarily due to the impact of non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense in the current quarter.

The provision for income taxes in the first nine months of 2025 decreased to $1.499 billion, compared to $1.899 billion in the prior year period, primarily due to lower taxable earnings. In the first nine months of 2025, the company's effective tax rate on net earnings decreased compared to the prior year period, primarily due to the impact of non-taxable foreign exchange gains on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense in the current year.

20 2025 Third Quarter Suncor Energy Inc.

5. Capital Investment Update

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest

	Three months ended				Nine months ended
			September 30, 2025	September 30, 2024			September 30, 2025	September 30, 2024
	Asset Sustainment and	Economic			Asset Sustainment and	Economic
($ millions)	Maintenance(1)	Investment(2)	Total	Total	Maintenance(1)	Investment(2)	Total	Total
Oil Sands
Oil Sands Base	208	73	281	364	707	375	1 082	1 501
In Situ	50	108	158	118	134	284	418	364
Fort Hills	107	105	212	221	259	270	529	568
Syncrude	273	48	321	190	543	175	718	753
E&P	—	163	163	268	—	567	567	623
R&M	222	68	290	294	676	156	832	835
Corporate and Eliminations	14	—	14	12	28	1	29	24
	874	565	1 439	1 467	2 347	1 828	4 175	4 668
Capitalized interest on debt			45	88			162	245
Total capital and exploration expenditures			1 484	1 555			4 337	4 913

(1)	Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders and maintaining current processing capacity.
(2)	Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

During the third quarter of 2025, the company incurred $1.439 billion of capital expenditures, excluding capitalized interest, compared to $1.467 billion in the prior year quarter. Suncor capitalized $45 million of its borrowing costs in the third quarter of 2025 as part of the cost of major development assets and construction projects in progress, compared to $88 million in the prior year quarter.

Economic investment expenditures in the third quarter of 2025 were primarily related to:

●	The completion of the Upgrader 1 coke drum replacement project at Oil Sands Base.
●	The ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels at In Situ.
●	Mine equipment purchases and commencing the second opening at the Fort Hills North Pit mine.
●	The Mildred Lake Mine Extension West project and preparation for autonomous haul system conversion at Syncrude.
●	Progressing the West White Rose project within the E&P segment.
●	Enhancing R&M sales and marketing business, including continued strategic investment in specific company-owned retail sites.

Asset sustainment and maintenance expenditures in the third quarter of 2025 were primarily related to:

●	Planned turnaround activity, mine equipment, mine tailings and other maintenance projects within the Oil Sands segment.
●	Planned turnaround activity and sustainment of refinery, retail and logistics assets within the R&M segment.

2025 Third Quarter Suncor Energy Inc. 21

Management’s Discussion and Analysis

6. Financial Condition and Liquidity

Indicators

	Twelve months ended September 30
	2025	2024
Return on capital employed (ROCE)(1)(2) (%)	11.0	15.6
Net debt to adjusted funds from operations(1) (times)	0.5	0.6
Total debt to total debt plus shareholders’ equity(1) (%)	18.3	19.6
Net debt to net debt plus shareholders’ equity(1) (%)	13.7	15.0

(1)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	For the twelve months ended September 30, 2025, and the twelve months ended September 30, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

Capital Resources

Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2025 capital spending program of $5.7 billion to $5.9 billion, and to meet working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements, and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.

Available Sources of Liquidity

For the three months ended September 30, 2025, cash and cash equivalents increased to $2.944 billion from $2.269 billion as at June 30, 2025. The source of cash in the third quarter of 2025 was primarily due to the company’s cash flow provided by operating activities exceeding the company’s shareholder returns, including the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) and the payment of dividends, and the company’s capital and exploration expenditures.

For the nine months ended September 30, 2025, cash and cash equivalents decreased to $2.944 billion from $3.484 billion as at December 31, 2024. The use of cash in the first nine months of 2025 was primarily due to the company’s shareholder returns, including the repurchase of Suncor’s common shares under its NCIB and the payment of dividends, and the company’s capital and exploration expenditures exceeding the company’s cash flow provided by operating activities.

As at September 30, 2025, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 6 days.

As at September 30, 2025, available credit facilities for liquidity purposes were $5.383 billion, compared to $5.475 billion as at December 31, 2024.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects will help the company maintain its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders’ Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders’ equity. As at September 30, 2025, total debt and lease liabilities to total debt and lease liabilities plus shareholders’ equity was 24.2% (December 31, 2024 – 24.8%). The company also continues to be in compliance with all operating covenants under its debt agreements.

22 2025 Third Quarter Suncor Energy Inc.

Change in Debt

	Three months ended	Nine months ended
($ millions)	September 30, 2025	September 30, 2025
Total debt(1) – beginning of period	9 942	10 345
Foreign exchange on debt, and other	149	(254)
Total debt(1) – September 30, 2025	10 091	10 091
Less: Cash and cash equivalents – September 30, 2025	2 944	2 944
Net debt (1) – September 30, 2025	7 147	7 147

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt increased in the third quarter of 2025, primarily due to unfavourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2025.

The company’s total debt decreased in the first nine months of 2025 primarily due to favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2024.

As at September 30, 2025, Suncor’s net debt was $7.147 billion, compared to $6.861 billion as at December 31, 2024. The increase in net debt was primarily due to a decrease in cash and cash equivalents and the factors discussed above.

Common Shares

September 30,
(thousands)	2025
Common shares	1 205 914
Common share options – exercisable	3 302
Common share options – non-exercisable	2 184

As at October 31, 2025, the total number of common shares outstanding was 1,201,266,687 and the total number of exercisable and non-exercisable common share options outstanding was 5,460,899. Once vested, each outstanding common share option is exercisable for one common share.

2025 Third Quarter Suncor Energy Inc. 23

Management’s Discussion and Analysis

Share Repurchases

			Maximum	Maximum	Number of
	Commencement		Shares	Shares	Shares
(thousands of common shares)	Date	Expiry	for Repurchase	Repurchase (%)	Repurchased
2023 NCIB	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 NCIB	March 3, 2025	March 2, 2026	123 800	10	37 720

Between March 3, 2025, and October 31, 2025, Suncor repurchased 37,720,306 common shares on the open market pursuant to its NCIB, representing the equivalent of 3.0% of its outstanding common shares as at February 18, 2025, for $2.0 billion, at a weighted average price of $53.01 per share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such repurchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term strategy.

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2025	2024	2025	2024
Share repurchase activities (thousands of common shares)	13 600	15 044	42 193	37 043
Weighted average repurchase price per share (dollars per share)	55.15	52.51	53.33	51.50
Share repurchase cost(1)	750	790	2 250	1 908

(1)	The three and nine months ended September 30, 2025, excludes nil and $48 million, respectively, of taxes paid on share repurchase costs.

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including payments in respect of contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2024 annual MD&A, with no material updates to note during the nine months ended September 30, 2025. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

24 2025 Third Quarter Suncor Energy Inc.

7. Quarterly Financial Data

Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.

Financial Summary

Three months ended	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
($ millions, unless otherwise noted)	2025	2025	2025	2024	2024	2024	2024	2023
Total production (mbbls/d)
Oil Sands	812.2	748.4	790.9	817.5	776.0	716.0	785.0	757.4
Exploration and Production	57.8	59.7	62.3	57.5	52.6	54.6	50.3	50.7
Total upstream production	870.0	808.1	853.2	875.0	828.6	770.6	835.3	808.1
Refinery crude oil processed (mbbls/d)	491.7	442.3	482.7	486.2	487.6	430.5	455.3	455.9
Revenues and other income
Gross revenues	13 565	12 749	13 330	13 657	13 905	14 014	13 305	13 589
Royalties	(1 013)	(758)	(1 007)	(1 126)	(1 017)	(1 125)	(924)	(779)
Operating revenues, net of royalties	12 552	11 991	12 323	12 531	12 888	12 889	12 381	12 810
Other income (loss)	115	(97)	130	(28)	174	151	148	1 328
	12 667	11 894	12 453	12 503	13 062	13 040	12 529	14 138
Net earnings	1 619	1 134	1 689	818	2 020	1 568	1 610	2 820
Per common share – basic (dollars)	1.34	0.93	1.36	0.65	1.59	1.22	1.25	2.18
Adjusted operating earnings(1)	1 794	873	1 629	1 566	1 875	1 626	1 817	1 635
Per common share(1)(2) (dollars)	1.48	0.71	1.31	1.25	1.48	1.27	1.41	1.26
Adjusted funds from operations(1)	3 831	2 689	3 045	3 493	3 787	3 397	3 169	4 034
Per common share(1)(2) (dollars)	3.16	2.20	2.46	2.78	2.98	2.65	2.46	3.12
Cash flow provided by operating activities	3 785	2 919	2 156	5 083	4 261	3 829	2 787	4 318
Per common share(2) (dollars)	3.13	2.38	1.74	4.05	3.36	2.98	2.16	3.34
Free funds flow(1)	2 347	981	1 900	1 923	2 232	1 350	1 858	2 482
Per common share(1)(2) (dollars)	1.94	0.80	1.53	1.53	1.76	1.05	1.44	1.92
ROCE(1)(3) (%) for the twelve months ended	11.0	11.1	12.8	13.0	15.6	15.6	15.7	16.3
ROCE excluding impairments and impairment reversals(1)(3) (%) for the twelve months ended	11.0	11.1	12.8	13.0	15.6	15.6	15.7	16.3
Net debt(1)(4)	7 147	7 673	7 559	6 861	7 968	9 054	9 552	9 852
Common share information (dollars)
Dividend per common share(2)	0.57	0.57	0.57	0.57	0.55	0.55	0.55	0.55
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	58.24	51.01	55.72	51.31	49.92	52.15	49.99	42.45
New York Stock Exchange (US$)	41.81	37.45	38.72	35.68	36.92	38.10	36.91	32.04

(1)	Such financial measure is a non-GAAP financial measure or contains a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings, adjusted funds from operations, net debt, free funds flow, ROCE and ROCE excluding impairments are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Quarterly Report to Shareholders (Quarterly Report) issued by Suncor in respect of the relevant quarter, which information is incorporated by reference herein and is available on SEDAR+ at www.sedarplus.ca.
(2)	Presented on a basic per share basis.
(3)	Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.
(4)	Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

2025 Third Quarter Suncor Energy Inc. 25

Management’s Discussion and Analysis

Business Environment

		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
(average for the three months ended)		2025	2025	2025	2024	2024	2024	2024	2023
WTI crude oil at Cushing	US$/bbl	64.95	63.70	71.40	70.30	75.15	80.55	76.95	78.35
Dated Brent crude	US$/bbl	69.10	67.80	75.70	74.70	80.25	84.90	83.25	84.05
Dated Brent/Maya FOB price differential	US$/bbl	8.80	10.10	11.10	11.85	13.90	12.05	14.10	12.55
MSW at Edmonton	Cdn$/bbl	86.40	84.25	95.30	94.95	98.00	105.25	92.20	99.70
WCS at Hardisty	US$/bbl	54.55	53.50	58.75	57.75	61.65	67.00	57.60	56.45
WCS-WTI heavy/light differential	US$/bbl	(10.40)	(10.20)	(12.65)	(12.55)	(13.50)	(13.55)	(19.35)	(21.90)
SYN-WTI premium (differential)	US$/bbl	1.35	1.00	(2.35)	0.85	1.30	2.80	(7.40)	0.30
Condensate at Edmonton	US$/bbl	63.10	63.50	69.90	70.65	71.30	77.15	72.80	76.25
Natural gas (Alberta spot) at AECO	Cdn$/GJ	0.60	1.65	2.05	1.45	0.65	1.10	2.20	2.15
Alberta Power Pool Price	Cdn$/MWh	51.30	40.50	39.80	51.50	55.35	45.15	99.30	81.60
New York Harbor 2-1-1 crack(1)	US$/bbl	29.95	25.90	21.05	18.80	21.05	24.75	27.05	28.60
Chicago 2-1-1 crack(1)	US$/bbl	26.40	22.05	14.65	13.85	19.35	18.85	19.80	17.10
Portland 2-1-1 crack(1)	US$/bbl	42.05	38.20	22.30	20.95	20.35	29.30	26.85	29.35
Gulf Coast 2-1-1 crack(1)	US$/bbl	27.10	23.20	20.85	17.00	18.90	22.10	27.95	23.00
U.S. Renewable Volume Obligation	US$/bbl	6.40	6.15	4.75	4.05	3.90	3.40	3.70	4.75
Suncor custom 5-2-2-1 index(2)	US$/bbl	31.20	27.85	26.80	24.25	26.05	26.70	35.95	33.45
Exchange rate (average)	US$/Cdn$	0.73	0.72	0.70	0.71	0.73	0.73	0.74	0.73
Exchange rate (end of period)	US$/Cdn$	0.72	0.73	0.69	0.69	0.74	0.73	0.74	0.76

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2024 annual MD&A.

26 2025 Third Quarter Suncor Energy Inc.

8. Other Items

Accounting Policies and New IFRS Standards

Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2024 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2024.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2024, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2024 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2024, note 9 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2025, and the Financial Condition and Liquidity section of the 2024 annual MD&A.

Control Environment

Based on their evaluation as at September 30, 2025, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2025, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications as deemed necessary from time to time.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Tariffs

In March 2025, the government of the United States of America announced tariffs on certain goods and products. Several countries (including Canada) responded with an escalation in tariffs and/or retaliatory tariffs. This has resulted in economic uncertainty in the global markets, disruption of supply chains, international competitiveness and fluctuations in commodity pricing. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures as the situation develops.

Corporate Guidance

Suncor has updated its 2025 corporate guidance ranges, previously updated on August 5, 2025, by increasing the following ranges:

●	Upstream production has increased from 810,000–840,000 bbls/d to 845,000–855,000 bbls/d.
●	Refinery throughput has increased from 435,000–450,000 bbls/d to 470,000–475,000 bbls/d.
●	Refinery utilization has increased from 93%–97% to 101%–102%.
●	Refined product sales have increased from 555,000–585,000 bbls/d to 610,000–620,000 bbls/d.
●	Business environment has been updated to reflect the current business environment as at November 4, 2025.

For further details and advisories regarding Suncor’s 2025 corporate guidance, see www.suncor.com/guidance.

2025 Third Quarter Suncor Energy Inc. 27

Management’s Discussion and Analysis

9. Non-GAAP And Other Financial Measures Advisory

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Adjusted Operating Earnings (Loss)

Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

●	The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.
●	The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.
●	The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.
●	The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.
●	The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.
●	The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.
●	The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.
●	The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

28 2025 Third Quarter Suncor Energy Inc.

ROCE and ROCE Excluding Impairments and Impairment Reversals

ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

For the twelve months ended September 30
($ millions, except as noted)		2025	2024
Adjustments to net earnings
Net earnings		5 260	8 018
Add (deduct) after-tax amounts for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		176	(13)
Net interest expense		301	296
Adjusted net earnings(1)	A	5 737	8 301
Capital employed – beginning of twelve-month period
Net debt(2)		7 968	9 837
Shareholders’ equity		45 082	41 770
		53 050	51 607
Capital employed – end of twelve-month period
Net debt(2)		7 147	7 968
Shareholders’ equity		45 163	45 082
		52 310	53 050
Average capital employed	B	52 157	53 260
ROCE (%)(3)	A/B	11.0	15.6

(1)	Total before-tax impact of adjustments is $608 million for the twelve months ended September 30, 2025, and $391 million for the twelve months ended September 30, 2024.
(2)	Net debt is a non-GAAP financial measure.
(3)	For the twelve months ended September 30, 2025, and the twelve months ended September 30, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

2025 Third Quarter Suncor Energy Inc. 29

Management’s Discussion and Analysis

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or Quarterly Report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	1 638	1 819	142	272	878	479	(441)	124	—	—	2 217	2 694
Adjustments for:
Depreciation, depletion, amortization and impairment	1 261	1 324	161	191	275	247	34	29	—	—	1 731	1 791
Accretion	126	131	16	17	3	2	—	—	—	—	145	150
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	186	(123)	—	—	186	(123)
Change in fair value of financial instruments and trading inventory	(122)	(78)	(30)	(8)	62	(21)	—	—	—	—	(90)	(107)
(Gain) loss on disposal of assets	—	(9)	—	—	(16)	(3)	(1)	1	—	—	(17)	(11)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	26	—	—	—	26
Share-based compensation	59	26	3	2	30	12	89	25	—	—	181	65
Settlement of decommissioning and restoration liabilities	(107)	(93)	(16)	(3)	(24)	(18)	—	—	—	—	(147)	(114)
Other	45	45	3	—	8	3	(19)	(11)	—	—	37	37
Current income tax expense	—	—	—	—	—	—	—	—	(412)	(621)	(412)	(621)
Adjusted funds from (used in) operations	2 900	3 165	279	471	1 216	701	(152)	71	(412)	(621)	3 831	3 787
Change in non-cash working capital											(46)	474
Cash flow provided by operating activities											3 785	4 261

30 2025 Third Quarter Suncor Energy Inc.

			Exploration and		Refining and		Corporate and
Nine months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	4 157	4 982	465	742	1 927	2 186	(608)	(813)	—	—	5 941	7 097
Adjustments for:
Depreciation, depletion, amortization and impairment	3 708	3 744	499	545	792	727	104	87	—	—	5 103	5 103
Accretion	374	386	48	50	10	8	—	—	—	—	432	444
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(289)	200	—	—	(289)	200
Change in fair value of financial instruments and trading inventory	25	(118)	(2)	10	17	45	—	—	—	—	40	(63)
Gain on disposal of assets	—	(9)	—	—	(16)	(3)	(1)	(1)	—	—	(17)	(13)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	26	—	—	—	26
Share-based compensation	(20)	(102)	(2)	8	(6)	(46)	(88)	(71)	—	—	(116)	(211)
Settlement of decommissioning and restoration liabilities	(272)	(290)	(30)	(23)	(51)	(36)	—	—	—	—	(353)	(349)
Other	137	123	3	4	60	19	96	24	—	—	296	170
Current income tax expense	—	—	—	—	—	—	—	—	(1 472)	(2 051)	(1 472)	(2 051)
Adjusted funds from (used in) operations	8 109	8 716	981	1 336	2 733	2 900	(786)	(548)	(1 472)	(2 051)	9 565	10 353
Change in non-cash working capital											(705)	524
Cash flow provided by operating activities											8 860	10 877

2025 Third Quarter Suncor Energy Inc. 31

Management’s Discussion and Analysis

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	2 900	3 165	279	471	1 216	701	(152)	71	(412)	(621)	3 831	3 787
Capital expenditures including capitalized interest	(998)	(967)	(182)	(281)	(290)	(295)	(14)	(12)	—	—	(1 484)	(1 555)
Free funds flow (deficit)	1 902	2 198	97	190	926	406	(166)	59	(412)	(621)	2 347	2 232

			Exploration and		Refining and		Corporate and
Nine months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	8 109	8 716	981	1 336	2 733	2 900	(786)	(548)	(1 472)	(2 051)	9 565	10 353
Capital expenditures including capitalized interest	(2 856)	(3 399)	(620)	(652)	(832)	(838)	(29)	(24)	—	—	(4 337)	(4 913)
Free funds flow (deficit)	5 253	5 317	361	684	1 901	2 062	(815)	(572)	(1 472)	(2 051)	5 228	5 440

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expenses for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.

32 2025 Third Quarter Suncor Energy Inc.

Refining and Marketing Gross Margin and Refining Operating Expense

Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expenses for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2025	2024	2025	2024
Refining and marketing gross margin reconciliation
Operating revenues	8 085	8 124	23 023	23 794
Purchases of crude oil and products	(6 208)	(6 685)	(18 099)	(18 792)
	1 877	1 439	4 924	5 002
Other income	25	80	31	197
Non-refining and marketing margin	14	(1)	15	(56)
Refining and marketing gross margin – FIFO	1 916	1 518	4 970	5 143
Refinery production(1) (mbbls)	48 326	47 094	136 406	132 837
Refining and marketing gross margin – FIFO ($/bbl)	39.65	32.25	36.45	38.70
FIFO and risk management activities adjustment	(5)	171	137	78
Refining and marketing gross margin – LIFO	1 911	1 689	5 107	5 221
Refining and marketing gross margin – LIFO ($/bbl)	39.55	35.85	37.45	39.30
Refining operating expense reconciliation
Operating, selling and general expense	602	592	1 789	1 813
Non-refining costs	(313)	(319)	(903)	(935)
Refining operating expense	289	273	886	878
Refinery production(1) (mbbls)	48 326	47 094	136 406	132 837
Refining operating expense ($/bbl)	6.00	5.80	6.50	6.60

(1)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2025 Third Quarter Suncor Energy Inc. 33

Management’s Discussion and Analysis

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.

The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	September 30	December 31
($ millions, except as noted)	2025	2024
Short-term debt	—	—
Current portion of long-term debt	1 480	997
Long-term debt	8 611	9 348
Total debt	10 091	10 345
Less: Cash and cash equivalents	2 944	3 484
Net debt	7 147	6 861
Shareholders’ equity	45 163	44 514
Total debt plus shareholders’ equity	55 254	54 859
Total debt to total debt plus shareholders’ equity (%)	18.3	18.9
Net debt to net debt plus shareholders’ equity (%)	13.7	13.4

34 2025 Third Quarter Suncor Energy Inc.

Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

Oil Sands Price Realizations

	September 30, 2025			September 30, 2024
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
Three months ended	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	2 346	4 704	7 050	2 362	4 883	7 245
Other income (loss)	70	36	106	(7)	22	15
Purchases of crude oil and products	(495)	(23)	(518)	(468)	(18)	(486)
Gross realization adjustment(1)	(81)	(108)	(189)	(33)	(27)	(60)
Gross realization	1 840	4 609	6 449	1 854	4 860	6 714
Transportation and distribution	(170)	(183)	(353)	(152)	(139)	(291)
Price realization	1 670	4 426	6 096	1 702	4 721	6 423
Sales volumes (mbbls)	25 567	49 856	75 423	23 383	46 952	70 335
Price realization per barrel	65.28	88.76	80.80	72.88	100.57	91.36

Nine months ended	September 30, 2025			September 30, 2024
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	7 349	13 282	20 631	7 242	14 357	21 599
Other income (loss)	55	91	146	112	30	142
Purchases of crude oil and products	(1 830)	(110)	(1 940)	(1 676)	(135)	(1 811)
Gross realization adjustment(1)	(113)	(324)	(437)	(98)	(151)	(249)
Gross realization	5 461	12 939	18 400	5 580	14 101	19 681
Transportation and distribution	(509)	(475)	(984)	(449)	(426)	(875)
Price realization	4 952	12 464	17 416	5 131	13 675	18 806
Sales volumes (mbbls)	75 597	137 478	213 075	69 474	138 325	207 799
Price realization per barrel	65.48	90.67	81.73	73.93	98.86	90.51

(1)	Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

2025 Third Quarter Suncor Energy Inc. 35

Management’s Discussion and Analysis

E&P Price Realizations

Three months ended	September 30, 2025			September 30, 2024
	E&P		E&P	E&P		E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	Canada	Other(1)(2)	Segment
Operating revenues	588	77	665	718	—	718
Transportation and distribution	(30)	(2)	(32)	(14)	—	(14)
Price realization	558	75		704	—
Sales volumes (mbbls)	5 998			6 451
Price realization per barrel	92.89			109.24

Nine months ended	September 30, 2025			September 30, 2024
	E&P		E&P			E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	E&P Canada	Other(1)(2)	Segment
Operating revenues	1 603	456	2 059	1 764	392	2 156
Transportation and distribution	(81)	(9)	(90)	(58)	(5)	(63)
Price realization	1 522	447		1 706	387
Sales volumes (mbbls)	15 961			15 631
Price realization per barrel	95.43			109.40

(1)	Reflects other E&P assets, such as Libya, for which price realizations are not provided.
(2)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the third quarter of 2025, revenue included a gross-up amount of $59 million (2024 – nil), with an offsetting amount of $32 million (2024 – nil) in royalties in the E&P segment and $27 million (2024 – nil) in income tax expense recorded at the consolidated level. In the first nine months of 2025, revenue included a gross-up amount of $347 million (2024 – $298 million), with an offsetting amount of $202 million (2024 – $151 million) in royalties in the E&P segment and $145 million (2024 – $147 million) in income tax expense recorded at the consolidated level.

36 2025 Third Quarter Suncor Energy Inc.

10. Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatts
MWh	megawatts per hour	Financial and Business Environment
		Q3	Three months ended September 30
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend

2025 Third Quarter Suncor Energy Inc. 37

Management’s Discussion and Analysis

11. Advisories

Forward-Looking Statements

This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:

●	statements that there are no planned maintenance events in the fourth quarter that have not already been completed;
●	the expectation that the new coke drums and reliability improvements will extend Upgrader 1 turnaround intervals from five to six years and require minimal maintenance between turnarounds;
●	the expectation that the extension of turnaround intervals for Upgrader 1, the extension of primary separation cell outages at Fort Hills from six months to annual intervals and the extension of maintenance intervals in the downstream will translate into lower costs, higher utilization rates and more production;
●	Suncor’s expectation that In Situ design and construction of new well pads will maintain existing production levels;
●	statements regarding Suncor’s planned 2025 capital spending program of $5.7 billion to $5.9 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;
●	the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;
●	the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects will help the company manage project costs and debt levels;
●	the company’s expectation that its decision to allocate cash to repurchase shares will not affect its long-term strategy; and
●	the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.

Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing

38 2025 Third Quarter Suncor Energy Inc.

facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates, currency exchange rates and potential trade tariffs (including as a result of demand and supply effects resulting from the actions of OPEC+ and/or the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine and/or the impact of changes to the U.S. government economic policy); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2024 annual MD&A, the 2024 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2025 Third Quarter Suncor Energy Inc. 39

Consolidated Statements of Comprehensive Income

(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Revenues and Other Income
Gross revenues (note 3)	13 565	13 905	39 644	41 224
Less: royalties	(1 013)	(1 017)	(2 778)	(3 066)
Other income (note 4)	115	174	148	473
	12 667	13 062	37 014	38 631
Expenses
Purchases of crude oil and products	4 471	4 799	13 872	14 319
Operating, selling and general	3 270	3 055	9 730	9 648
Transportation and distribution	513	484	1 450	1 332
Depreciation, depletion, amortization and impairment	1 731	1 791	5 103	5 103
Exploration	6	8	132	82
Gain on disposal of assets	(17)	(11)	(17)	(13)
Financing expenses (note 6)	476	242	803	1 063
	10 450	10 368	31 073	31 534
Earnings before Income Taxes	2 217	2 694	5 941	7 097

Income Tax Expense (Recovery)
Current	412	621	1 472	2 051
Deferred	186	53	27	(152)
	598	674	1 499	1 899
Net Earnings	1 619	2 020	4 442	5 198

Other Comprehensive Income (Loss)
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	33	(52)	(147)	(57)
Items That Will Not be Reclassified to Earnings:
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 11)	304	(10)	548	480
Other Comprehensive Income (Loss)	337	(62)	401	423

Total Comprehensive Income	1 956	1 958	4 843	5 621

Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	1.34	1.59	3.63	4.06
Cash dividends	0.57	0.55	1.71	1.65

See accompanying notes to the condensed interim consolidated financial statements.

40 2025 Third Quarter Suncor Energy Inc.

Consolidated Balance Sheets

(unaudited)

	September 30	December 31
($ millions)	2025	2024
Assets
Current assets
Cash and cash equivalents	2 944	3 484
Accounts receivable	5 180	5 245
Inventories	5 137	5 041
Income taxes receivable	671	518
Total current assets	13 932	14 288
Property, plant and equipment, net	68 061	68 512
Exploration and evaluation	1 742	1 742
Other assets (note 11)	2 132	1 559
Goodwill and other intangible assets	3 468	3 503
Deferred income taxes	138	180
Total assets	89 473	89 784

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	1 480	997
Current portion of long-term lease liabilities	556	599
Accounts payable and accrued liabilities	7 345	8 161
Current portion of provisions	871	958
Income taxes payable	85	32
Total current liabilities	10 337	10 747
Long-term debt	8 611	9 348
Long-term lease liabilities	3 805	3 745
Other long-term liabilities	1 513	1 502
Provisions (note 10)	11 901	11 931
Deferred income taxes	8 143	7 997
Equity	45 163	44 514
Total liabilities and shareholders’ equity	89 473	89 784

See accompanying notes to the condensed interim consolidated financial statements.

2025 Third Quarter Suncor Energy Inc. 41

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Operating Activities
Net Earnings	1 619	2 020	4 442	5 198
Adjustments for:
Depreciation, depletion, amortization and impairment	1 731	1 791	5 103	5 103
Deferred income tax expense (recovery)	186	53	27	(152)
Accretion (note 6)	145	150	432	444
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	186	(123)	(289)	200
Change in fair value of financial instruments and trading inventory	(90)	(107)	40	(63)
Gain on disposal of assets	(17)	(11)	(17)	(13)
Loss on extinguishment of long-term debt (note 6)	—	26	—	26
Share-based compensation	181	65	(116)	(211)
Settlement of decommissioning and restoration liabilities	(147)	(114)	(353)	(349)
Other	37	37	296	170
(Increase) decrease in non-cash working capital	(46)	474	(705)	524
Cash flow provided by operating activities	3 785	4 261	8 860	10 877
Investing Activities
Capital and exploration expenditures	(1 484)	(1 555)	(4 337)	(4 913)
Proceeds from disposal of assets	18	13	18	36
Other investments	(8)	(22)	(15)	(25)
(Increase) decrease in non-cash working capital	(137)	(107)	(202)	108
Cash flow used in investing activities	(1 611)	(1 671)	(4 536)	(4 794)
Financing Activities
Net decrease in short-term debt	—	(36)	—	(503)
Repayment of long-term debt	—	(321)	—	(321)
Lease liability payments	(163)	(123)	(518)	(328)
Issuance of common shares under share option plans	65	37	152	344
Repurchase of common shares(1) (note 8)	(750)	(790)	(2 298)	(1 908)
Distributions relating to non-controlling interest	(4)	(4)	(12)	(12)
Dividends paid on common shares	(688)	(690)	(2 090)	(2 090)
Cash flow used in financing activities	(1 540)	(1 927)	(4 766)	(4 818)
Increase (Decrease) in Cash and Cash Equivalents	634	663	(442)	1 265
Effect of foreign exchange on cash and cash equivalents	41	(32)	(98)	11
Cash and cash equivalents at beginning of period	2 269	2 374	3 484	1 729
Cash and Cash Equivalents at End of Period	2 944	3 005	2 944	3 005
Supplementary Cash Flow Information
Interest paid	158	133	599	585
Income taxes paid	439	538	1 436	1 522

(1)	Includes $48 million of taxes paid on 2024 share repurchases for the nine months ended September 30, 2025.

See accompanying notes to the condensed interim consolidated financial statements.

42 2025 Third Quarter Suncor Energy Inc.

Consolidated Statements of Changes In Equity

(unaudited)

			Accumulated			Number of
			Other			Common
	Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Capital	Surplus	Income	Earnings	Total	(thousands)
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	5 198	5 198	—
Foreign currency translation adjustment	—	—	(57)	—	(57)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $151	—	—	—	480	480	—
Total comprehensive income	—	—	(57)	5 678	5 621	—
Issued under share option plans	386	(52)	—	—	334	8 488
Repurchase of common shares for cancellation(1) (note 8)	(628)	—	—	(1 309)	(1 937)	(37 043)
Change in liability for share repurchase commitment	(37)	—	—	(98)	(135)	—
Share-based compensation	—	10	—	—	10	—
Dividends paid on common shares	—	—	—	(2 090)	(2 090)	—
At September 30, 2024	21 382	527	991	22 182	45 082	1 261 545
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	4 442	4 442	—
Foreign currency translation adjustment	—	—	(147)	—	(147)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $172 (note 11)	—	—	—	548	548	—
Total comprehensive income	—	—	(147)	4 990	4 843	—
Issued under share option plans	178	(26)	—	—	152	3 775
Repurchase of common shares for cancellation(1) (note 8)	(720)	—	—	(1 571)	(2 291)	(42 193)
Change in liability for share repurchase commitment (note 8)	19	—	—	6	25	—
Share-based compensation (note 5)	—	10	—	—	10	—
Dividends paid on common shares	—	—	—	(2 090)	(2 090)	—
At September 30, 2025	20 598	504	1 054	23 007	45 163	1 205 914

(1)	Includes $41 million of taxes on share repurchases for the nine months ended September 30, 2025 (September 30, 2024 – $29 million).

See accompanying notes to the condensed interim consolidated financial statements.

2025 Third Quarter Suncor Energy Inc. 43

Notes to the Consolidated Financial Statements

(unaudited)

1. Reporting Entity and Description Of The Business

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”) and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2024.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2024.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2024.

In March 2025, the government of the United States of America announced tariffs on certain goods and products. Several countries (including Canada) responded with an escalation in tariffs and/or retaliatory tariffs. This has resulted in economic uncertainty in the global markets, disruption of supply chains, international competitiveness and fluctuations in commodity pricing. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures as the situation develops.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

44 2025 Third Quarter Suncor Energy Inc.

3. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

			Exploration and		Refining and		Corporate and
Three months ended September 30	Oil Sands		Production		Marketing		Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Revenues and Other Income
Gross revenues	4 822	5 083	665	718	8 077	8 104	1	—	13 565	13 905
Intersegment revenues	2 228	2 162	—	—	8	20	(2 236)	(2 182)	—	—
Less: Royalties	(880)	(923)	(133)	(94)	—	—	—	—	(1 013)	(1 017)
Operating revenues, net of royalties	6 170	6 322	532	624	8 085	8 124	(2 235)	(2 182)	12 552	12 888
Other income (loss)	106	15	(31)	14	25	80	15	65	115	174
	6 276	6 337	501	638	8 110	8 204	(2 220)	(2 117)	12 667	13 062
Expenses
Purchases of crude oil and products	518	486	—	—	6 208	6 685	(2 255)	(2 372)	4 471	4 799
Operating, selling and general	2 329	2 223	149	139	602	592	190	101	3 270	3 055
Transportation and distribution	353	291	32	14	138	189	(10)	(10)	513	484
Depreciation, depletion, amortization and impairment	1 261	1 324	161	191	275	247	34	29	1 731	1 791
Exploration	6	7	—	1	—	—	—	—	6	8
(Gain) loss on disposal of assets	—	(9)	—	—	(16)	(3)	(1)	1	(17)	(11)
Financing expenses	171	196	17	21	25	15	263	10	476	242
	4 638	4 518	359	366	7 232	7 725	(1 779)	(2 241)	10 450	10 368
Earnings (Loss) before Income Taxes	1 638	1 819	142	272	878	479	(441)	124	2 217	2 694
Income Tax Expense
Current	—	—	—	—	—	—	—	—	412	621
Deferred	—	—	—	—	—	—	—	—	186	53
	—	—	—	—	—	—	—	—	598	674
Net Earnings	—	—	—	—	—	—	—	—	1 619	2 020
Capital and Exploration Expenditures	998	967	182	281	290	295	14	12	1 484	1 555

2025 Third Quarter Suncor Energy Inc. 45

Notes to the Consolidated Financial Statements

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Revenues and Other Income
Gross revenues	14 618	15 340	2 059	2 156	22 966	23 729	1	(1)	39 644	41 224
Intersegment revenues	6 013	6 259	—	—	57	65	(6 070)	(6 324)	—	—
Less: Royalties	(2 291)	(2 706)	(487)	(360)	—	—	—	—	(2 778)	(3 066)
Operating revenues, net of royalties	18 340	18 893	1 572	1 796	23 023	23 794	(6 069)	(6 325)	36 866	38 158
Other income (loss)	146	142	(17)	15	31	197	(12)	119	148	473
	18 486	19 035	1 555	1 811	23 054	23 991	(6 081)	(6 206)	37 014	38 631
Expenses
Purchases of crude oil and products	1 940	1 811	—	—	18 099	18 792	(6 167)	(6 284)	13 872	14 319
Operating, selling and general	7 077	6 983	394	400	1 789	1 813	470	452	9 730	9 648
Transportation and distribution	984	875	90	63	404	424	(28)	(30)	1 450	1 332
Depreciation, depletion, amortization and impairment	3 708	3 744	499	545	792	727	104	87	5 103	5 103
Exploration	77	77	55	5	—	—	—	—	132	82
(Gain) loss on disposal of assets	—	(9)	—	—	(16)	(3)	(1)	(1)	(17)	(13)
Financing expenses	543	572	52	56	59	52	149	383	803	1 063
	14 329	14 053	1 090	1 069	21 127	21 805	(5 473)	(5 393)	31 073	31 534
Earnings (Loss) before Income Taxes	4 157	4 982	465	742	1 927	2 186	(608)	(813)	5 941	7 097
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	1 472	2 051
Deferred	—	—	—	—	—	—	—	—	27	(152)
	—	—	—	—	—	—	—	—	1 499	1 899
Net Earnings	—	—	—	—	—	—	—	—	4 442	5 198
Capital and Exploration Expenditures	2 856	3 399	620	652	832	838	29	24	4 337	4 913

46 2025 Third Quarter Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities:

Three months ended September 30	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	4 704	—	4 704	4 883	—	4 883
Bitumen	2 346	—	2 346	2 362	—	2 362
	7 050	—	7 050	7 245	—	7 245
Exploration and Production
Crude oil and natural gas liquids	588	77	665	718	—	718
	588	77	665	718	—	718
Refining and Marketing
Gasoline	3 452	—	3 452	3 645	—	3 645
Distillate	3 911	—	3 911	3 726	—	3 726
Other	722	—	722	753	—	753
	8 085	—	8 085	8 124	—	8 124
Corporate and Eliminations
	(2 235)	—	(2 235)	(2 182)	—	(2 182)
Total Revenue from Contracts with Customers	13 488	77	13 565	13 905	—	13 905

Nine months ended September 30	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	13 282	—	13 282	14 357	—	14 357
Bitumen	7 349	—	7 349	7 242	—	7 242
	20 631	—	20 631	21 599	—	21 599
Exploration and Production
Crude oil and natural gas liquids	1 603	456	2 059	1 764	392	2 156
	1 603	456	2 059	1 764	392	2 156
Refining and Marketing
Gasoline	9 986	—	9 986	10 154	—	10 154
Distillate	11 098	—	11 098	11 500	—	11 500
Other	1 939	—	1 939	2 140	—	2 140
	23 023	—	23 023	23 794	—	23 794
Corporate and Eliminations
	(6 069)	—	(6 069)	(6 325)	—	(6 325)
Total Revenue from Contracts with Customers	39 188	456	39 644	40 832	392	41 224

2025 Third Quarter Suncor Energy Inc. 47

Notes to the Consolidated Financial Statements

4. Other Income

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Energy trading and risk management	12	68	39	207
Investment and interest income (1)	71	111	65	218
Insurance proceeds and other	32	(5)	44	48
	115	174	148	473

(1)	The nine months ended September 30, 2025, includes a $95 million write-down of an equity investment, within the Corporate segment and a $41 million write-down of an equity investment, within the Refining and Marketing segment.

5. Share-Based Compensation

The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Equity-settled plans	3	3	10	10
Cash-settled plans	180	73	338	353
	183	76	348	363

48 2025 Third Quarter Suncor Energy Inc.

6. Financing Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Interest on debt	163	151	462	516
Interest on lease liabilities	66	64	204	189
Capitalized interest	(45)	(88)	(162)	(245)
Interest expense	184	127	504	460
Interest on partnership liability	11	12	34	36
Interest on pension and other post-retirement benefits	(1)	6	(2)	17
Accretion	145	150	432	444
Foreign exchange loss (gain) on U.S. dollar denominated debt and leases	186	(123)	(289)	200
Operational foreign exchange and other	(49)	44	124	(120)
Loss on extinguishment of long-term debt	—	26	—	26
	476	242	803	1 063

In the third quarter of 2024, the company completed two partial redemptions, for US$196.0 million of its outstanding US$1.15 billion 6.50% notes due 2038, and for US$18.9 million of its outstanding US$900.0 million 6.80% notes due 2038, resulting in a debt extinguishment loss of $26 million ($23 million after tax).

7. Earnings Per Common Share

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Net earnings	1 619	2 020	4 442	5 198

(millions of common shares)
Weighted average number of common shares	1 211	1 269	1 225	1 280
Dilutive securities:
Effect of share options	1	2	1	2
Weighted average number of diluted common shares	1 212	1 271	1 226	1 282

(dollars per common share)
Basic and diluted earnings per share	1.34	1.59	3.63	4.06

8. Normal Course Issuer Bid

Share Repurchase Programs

			Maximum	Maximum	Number of
	Commencement		Shares for	Shares for	Shares
(thousands of common shares)	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2023 Normal Course Issuer Bid	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 Normal Course Issuer Bid	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 Normal Course Issuer Bid	March 3, 2025	March 2, 2026	123 800	10	33 243

2025 Third Quarter Suncor Energy Inc. 49

Notes to the Consolidated Financial Statements

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2025	2024	2025	2024
Share repurchase activities (thousands of common shares)
Shares repurchased	13 600	15 044	42 193	37 043
Amounts charged to:
Share capital	232	255	720	628
Retained earnings	518	535	1 530	1 280
Share repurchase cost before tax	750	790	2 250	1 908
Retained earnings - share buyback tax payable	13	14	41	29
Share repurchase cost	763	804	2 291	1 937

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases under its normal course issuer bid that may take place during its internal blackout periods:

	September 30	December 31
($ millions)	2025	2024
Amounts charged to:
Share capital	85	104
Retained earnings	203	209
Liability for share purchase commitment	288	313

9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total
Fair value outstanding at December 31, 2024	82
Changes in fair value recognized in earnings during the period	83
Contracts realized during the period - (gain)	(111)
Fair value outstanding at September 30, 2025	54

50 2025 Third Quarter Suncor Energy Inc.

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2025, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2025:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	113	49	—	162
Accounts payable	(75)	(33)	—	(108)
	38	16	—	54

During the third quarter of 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At September 30, 2025, the carrying value of fixed-term debt accounted for under amortized cost was $10.1 billion (December 31, 2024 – $10.3 billion) and the fair value was $10.0 billion (December 31, 2024 – $10.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

10. Provisions

Suncor’s decommissioning and restoration provision decreased by $66 million for the nine months ended September 30, 2025. The decrease was primarily due to an increase in the credit-adjusted risk-free rate to 4.90% (December 31, 2024 – 4.80%).

11. Pensions and Other Post-Retirement Benefits

For the nine months ended September 30, 2025, the actuarial gain on employee retirement benefit plans was $548 million (net of taxes of $172 million), due to asset performance and an increase in the discount rate to 4.80% (December 31, 2024 – 4.60%).

2025 Third Quarter Suncor Energy Inc. 51

Supplemental Financial and Operating Information

Quarterly Financial Summary

(unaudited)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
($ millions, except per share amounts)	2025	2025	2025	2024	2024	2025	2024	2024
Gross revenues	13 565	12 749	13 330	13 657	13 905	39 644	41 224	54 881
Less: Royalties	(1 013)	(758)	(1 007)	(1 126)	(1 017)	(2 778)	(3 066)	(4 192)
Operating revenues, net of royalties	12 552	11 991	12 323	12 531	12 888	36 866	38 158	50 689
Earnings (loss) before income taxes
Oil Sands	1 638	844	1 675	1 625	1 819	4 157	4 982	6 607
Exploration and Production	142	165	158	125	272	465	742	867
Refining and Marketing	878	377	672	410	479	1 927	2 186	2 596
Corporate and Eliminations	(441)	48	(215)	(1 070)	124	(608)	(813)	(1 883)
Income tax expense	(598)	(300)	(601)	(272)	(674)	(1 499)	(1 899)	(2 171)
Net earnings	1 619	1 134	1 689	818	2 020	4 442	5 198	6 016
Adjusted operating earnings (loss)(A)
Oil Sands	1 627	926	1 620	1 609	1 786	4 173	4 896	6 505
Exploration and Production	142	165	158	125	272	465	742	867
Refining and Marketing	894	404	667	410	484	1 965	2 190	2 600
Corporate and Eliminations	(255)	(318)	(229)	(200)	1	(802)	(613)	(813)
Income tax expense included in adjusted operating earnings	(614)	(304)	(587)	(378)	(668)	(1 505)	(1 897)	(2 275)
Total	1 794	873	1 629	1 566	1 875	4 296	5 318	6 884
Adjusted funds from (used in) operations(A)
Oil Sands	2 900	2 399	2 810	3 126	3 165	8 109	8 716	11 842
Exploration and Production	279	372	330	274	471	981	1 336	1 610
Refining and Marketing	1 216	615	902	638	701	2 733	2 900	3 538
Corporate and Eliminations	(152)	(285)	(349)	(131)	71	(786)	(548)	(679)
Current income tax expense	(412)	(412)	(648)	(414)	(621)	(1 472)	(2 051)	(2 465)
Total	3 831	2 689	3 045	3 493	3 787	9 565	10 353	13 846
Change in non-cash working capital	(46)	230	(889)	1 590	474	(705)	524	2 114
Cash flow provided by operating activities	3 785	2 919	2 156	5 083	4 261	8 860	10 877	15 960
Free funds flow (deficit)(A)
Oil Sands	1 902	1 290	2 061	2 185	2 198	5 253	5 317	7 502
Exploration and Production	97	143	121	19	190	361	684	703
Refining and Marketing	926	253	722	286	406	1 901	2 062	2 348
Corporate and Eliminations	(166)	(293)	(356)	(153)	59	(815)	(572)	(725)
Current income tax expense	(412)	(412)	(648)	(414)	(621)	(1 472)	(2 051)	(2 465)
Total	2 347	981	1 900	1 923	2 232	5 228	5 440	7 363
Per common share
Net earnings – basic	1.34	0.93	1.36	0.65	1.59	3.63	4.06	4.72
Net earnings – diluted	1.34	0.93	1.36	0.65	1.59	3.63	4.06	4.72
Adjusted operating earnings(A)(B)	1.48	0.71	1.31	1.25	1.48	3.51	4.15	5.40
Cash dividends(B)	0.57	0.57	0.57	0.57	0.55	1.71	1.65	2.22
Adjusted funds from operations(A)(B)	3.16	2.20	2.46	2.78	2.98	7.81	8.09	10.87
Cash flow provided by operating activities(B)	3.13	2.38	1.74	4.05	3.36	7.23	8.50	12.53
Free funds flow(A)(B)	1.94	0.80	1.53	1.53	1.76	4.27	4.25	5.78
Returns to shareholders
Dividends paid on common shares	688	697	705	713	690	2 090	2 090	2 803
Repurchase of common shares	750	750	750	1 000	790	2 250	1 908	2 908
Total returns to shareholders	1 438	1 447	1 455	1 713	1 480	4 340	3 998	5 711
Capital and exploration expenditures (including capitalized interest)
Oil Sands	998	1 109	749	941	967	2 856	3 399	4 340
Exploration and Production	182	229	209	255	281	620	652	907
Refining and Marketing	290	362	180	352	295	832	838	1 190
Corporate and Eliminations	14	8	7	22	12	29	24	46
Total capital and exploration expenditures	1 484	1 708	1 145	1 570	1 555	4 337	4 913	6 483

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Presented on a basic per share basis.

See accompanying footnotes and definitions to the quarterly operating summaries.

52 2025 Third Quarter Suncor Energy Inc.

Supplemental Financial and Operating Information (continued)

Quarterly Financial Summary

(unaudited)

	For the twelve months ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2025	2025	2025	2024	2024
Return on capital employed (ROCE)(A)(%)	11.0	11.1	12.8	13.0	15.6
ROCE excluding impairments and impairment reversals(A)(%)	11.0	11.1	12.8	13.0	15.6

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Third Quarter Suncor Energy Inc. 53

Quarterly Operating Summary

(unaudited)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
Oil Sands	2025	2025	2025	2024	2024	2025	2024	2024
Production volumes (mbbls/d)
Total Oil Sands bitumen production	958.3	860.8	937.3	951.5	909.6	918.8	892.1	907.0
Oil Sands production volumes
Oil Sands operations – SCO, diesel and other products	370.6	280.6	361.3	357.6	329.5	337.5	341.8	345.8
Oil Sands operations – Bitumen	150.4	162.8	165.3	180.9	128.5	159.5	128.6	141.8
Syncrude – SCO, diesel and bitumen	200.7	196.5	206.0	214.9	213.8	201.1	194.4	199.5
Fort Hills – Bitumen	184.1	162.9	176.4	161.7	166.0	174.5	170.2	168.0
Inter-asset transfers and consumption	(93.6)	(54.4)	(118.1)	(97.6)	(61.8)	(88.7)	(75.9)	(81.3)
Total Oil Sands production volumes	812.2	748.4	790.9	817.5	776.0	783.9	759.1	773.8
Oil Sands – upgraded – net SCO and diesel
Oil Sands operations	370.6	280.6	361.3	357.6	329.5	337.5	341.8	345.8
Syncrude	200.6	187.4	206.0	214.9	213.7	198.0	192.9	198.4
Inter-asset transfers and consumption	(27.1)	(29.8)	(30.7)	(28.9)	(29.4)	(29.3)	(27.9)	(28.1)
Total Oil Sands – upgraded – net SCO and diesel production	544.1	438.2	536.6	543.6	513.8	506.2	506.8	516.1
Oil Sands – non-upgraded bitumen
Oil Sands operations	150.4	162.8	165.3	180.9	128.5	159.5	128.6	141.8
Fort Hills	184.1	162.9	176.4	161.7	166.0	174.5	170.2	168.0
Syncrude	0.1	9.1	—	—	0.1	3.1	1.5	1.1
Inter-asset transfers	(66.5)	(24.6)	(87.4)	(68.7)	(32.4)	(59.4)	(48.0)	(53.2)
Total Oil Sands – non-upgraded bitumen production	268.1	310.2	254.3	273.9	262.2	277.7	252.3	257.7
Oil Sands production volumes to market
Upgraded – net SCO and diesel	544.1	438.2	536.6	543.6	513.8	506.2	506.8	516.1
Non-upgraded bitumen	268.1	310.2	254.3	273.9	262.2	277.7	252.3	257.7
Total Oil Sands production volumes	812.2	748.4	790.9	817.5	776.0	783.9	759.1	773.8
Oil Sands sales volumes (mbbls/d)
Upgraded – net SCO and diesel	541.9	440.2	528.5	538.3	510.3	503.6	504.8	513.2
Non-upgraded bitumen	277.9	307.6	244.9	282.3	254.2	276.9	253.6	260.8
Total Oil Sands sales volumes	819.8	747.8	773.4	820.6	764.5	780.5	758.4	774.0
Oil Sands operations cash operating costs(1)(A) ($ millions)
Cash costs	1 142	1 024	1 194	1 235	1 045	3 360	3 275	4 510
Natural gas	51	102	123	80	40	276	208	288
	1 193	1 126	1 317	1 315	1 085	3 636	3 483	4 798
Oil Sands operations cash operating costs(1)(A) ($/bbl)*
Cash costs	23.80	25.45	25.20	24.95	24.80	24.75	25.45	25.30
Natural gas	1.05	2.50	2.60	1.60	0.95	2.05	1.60	1.60
	24.85	27.95	27.80	26.55	25.75	26.80	27.05	26.90
Fort Hills cash operating costs(1)(A) ($ millions)
Cash costs	511	528	514	493	501	1 553	1 459	1 952
Natural gas	9	16	24	17	9	49	47	64
	520	544	538	510	510	1 602	1 506	2 016
Fort Hills cash operating costs(1)(A) ($/bbl)*
Cash costs	30.10	35.65	32.35	33.15	32.80	32.60	31.25	31.75
Natural gas	0.55	1.10	1.50	1.10	0.60	1.00	1.05	1.05
	30.65	36.75	33.85	34.25	33.40	33.60	32.30	32.80
Syncrude cash operating costs(1)(A) ($ millions)
Cash costs	576	636	654	637	643	1 866	1 878	2 515
Natural gas	5	16	16	12	6	37	38	50
	581	652	670	649	649	1 903	1 916	2 565
Syncrude cash operating costs(1)(A) ($/bbl)*
Cash costs	31.15	35.60	35.25	32.20	32.70	34.00	35.25	34.45
Natural gas	0.30	0.90	0.85	0.60	0.30	0.65	0.75	0.70
	31.45	36.50	36.10	32.80	33.00	34.65	36.00	35.15

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

54 2025 Third Quarter Suncor Energy Inc.

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
Oil Sands Segment Operating Netbacks(A)(B)	2025	2025	2025	2024	2024	2025	2024	2024
Non-upgraded bitumen ($/bbl)
Average price realized	71.93	67.95	78.00	76.43	79.37	72.23	80.38	79.31
Royalties	(9.09)	(8.79)	(10.20)	(12.13)	(10.77)	(9.30)	(11.56)	(11.71)
Transportation and distribution costs	(6.65)	(6.71)	(6.87)	(7.19)	(6.49)	(6.75)	(6.45)	(6.66)
Net operating expenses	(19.48)	(20.69)	(19.05)	(19.65)	(22.93)	(19.80)	(21.81)	(21.22)
Operating netback	36.71	31.76	41.88	37.46	39.18	36.38	40.56	39.72

Upgraded – net SCO and diesel ($/bbl)
Average price realized	92.43	90.10	99.27	98.58	103.52	94.12	101.94	101.05
Royalties	(12.98)	(8.75)	(12.41)	(12.58)	(14.32)	(11.55)	(13.76)	(13.45)
Transportation and distribution costs	(3.67)	(3.67)	(3.03)	(3.30)	(2.95)	(3.45)	(3.08)	(3.14)
Net operating expenses	(31.89)	(39.90)	(36.83)	(35.31)	(33.39)	(35.93)	(35.55)	(35.48)
Operating netback	43.89	37.78	47.00	47.39	52.86	43.19	49.55	48.98

Average Oil Sands segment ($/bbl)
Average price realized	85.48	80.98	92.54	90.96	95.49	86.35	94.73	93.73
Royalties	(11.66)	(8.76)	(11.71)	(12.43)	(13.14)	(10.75)	(13.02)	(12.87)
Transportation and distribution costs	(4.68)	(4.92)	(4.26)	(4.64)	(4.13)	(4.62)	(4.22)	(4.32)
Net operating expenses	(27.68)	(32.00)	(31.20)	(29.92)	(29.91)	(30.21)	(30.95)	(30.68)
Operating netback	41.46	35.30	45.37	43.97	48.31	40.77	46.54	45.86

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Third Quarter Suncor Energy Inc. 55

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
Exploration and Production	2025	2025	2025	2024	2024	2025	2024	2024
Production volumes
E&P Canada (mbbls/d)	55.6	56.4	55.6	50.3	52.6	55.9	49.5	49.7
E&P International (mbbls/d)	2.2	3.3	6.7	7.2	-	4.1	3.0	4.1
Total production volumes (mbbls/d)	57.8	59.7	62.3	57.5	52.6	60.0	52.5	53.8

Total sales volumes (mbbls/d)	67.4	65.0	55.0	44.8	70.1	62.5	60.1	56.2

Operating netbacks(A)(B)
E&P Canada ($/bbl)
Average price realized	98.04	97.05	108.18	104.85	111.40	100.47	113.12	111.61
Royalties	(16.90)	(17.50)	(19.85)	(19.45)	(14.63)	(17.92)	(13.41)	(14.50)
Transportation and distribution costs	(5.15)	(5.45)	(4.36)	(6.59)	(2.16)	(5.04)	(3.72)	(4.23)
Operating costs	(18.64)	(17.90)	(20.24)	(25.29)	(17.90)	(18.82)	(21.38)	(22.06)
Operating netback	57.35	56.20	63.73	53.52	76.71	58.69	74.61	70.82

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

56 2025 Third Quarter Suncor Energy Inc.

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
Refining and Marketing	2025	2025	2025	2024	2024	2025	2024	2024
Refined product sales (mbbls/d)	646.8	600.5	604.9	613.3	612.3	617.5	596.3	600.4
Crude oil processed (mbbls/d)	491.7	442.3	482.7	486.2	487.6	472.3	457.9	465.0
Rack forward sales volume (ML)	6 040	5 724	5 419	5 609	5 955	17 183	16 655	22 264
Utilization of refining capacity (%)	106	95	104	104	105	101	98	100
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	39.65	32.45	36.70	30.00	32.25	36.45	38.70	36.40
Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	39.55	34.40	38.00	30.60	35.85	37.45	39.30	37.00
Rack forward gross margin (cpl)(A)	4.35	6.15	6.45	7.35	7.30	5.60	6.25	6.50
Refining operating expense ($/bbl)(A)	6.00	6.85	6.75	6.55	5.80	6.50	6.60	6.60
Rack forward operating expense (cpl)(A)	2.65	2.80	3.15	3.45	3.10	2.85	3.15	3.25

Eastern North America
Refined product sales (mbbls/d)
Transportation fuels
Gasoline	131.3	121.3	130.4	127.2	121.6	127.7	115.8	118.6
Distillate	136.2	132.2	121.4	121.3	120.4	129.9	114.8	116.3
Total transportation fuel sales	267.5	253.5	251.8	248.5	242.0	257.6	230.6	234.9
Petrochemicals	3.2	4.4	7.3	9.5	6.3	4.9	10.1	10.0
Asphalt	29.7	18.5	18.7	20.8	24.2	22.3	18.5	19.1
Other	15.8	13.9	18.9	27.0	19.6	16.3	22.4	23.6
Total refined product sales	316.2	290.3	296.7	305.8	292.1	301.1	281.6	287.6
Crude oil supply and refining
Processed at refineries (mbbls/d)	243.5	231.1	236.9	232.4	235.4	237.2	207.3	213.6
Utilization of refining capacity (%)	110	104	107	105	106	107	93	96

Western North America
Refined product sales (mbbls/d)
Transportation fuels
Gasoline	130.8	129.8	132.4	133.1	135.0	131.0	135.4	134.7
Distillate	153.4	137.9	141.2	142.2	146.3	144.2	146.6	145.6
Total transportation fuel sales	284.2	267.7	273.6	275.3	281.3	275.2	282.0	280.3
Asphalt	15.3	12.7	6.6	11.7	16.6	11.6	11.8	11.8
Other	31.1	29.8	28.0	20.5	22.3	29.6	20.9	20.7
Total refined product sales	330.6	310.2	308.2	307.5	320.2	316.4	314.7	312.8
Crude oil supply and refining
Processed at refineries (mbbls/d)	248.2	211.2	245.8	253.8	252.2	235.1	250.6	251.4
Utilization of refining capacity (%)	102	87	101	104	103	96	103	103

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Third Quarter Suncor Energy Inc. 57

Quarterly Operating Metrics Reconciliation

(unaudited)

Oil Sands Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	September 30, 2025			June 30, 2025
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	2 346	4 704	7 050	2 718	3 722	6 440
Other income (loss)	70	36	106	(56)	(2)	(58)
Purchases of crude oil and products	(495)	(23)	(518)	(763)	(50)	(813)
Gross realization adjustment(2)	(81)	(108)		3	(62)
Gross realizations	1 840	4 609		1 902	3 608
Royalties	(232)	(648)	(880)	(246)	(350)	(596)
Transportation and distribution	(170)	(183)	(353)	(188)	(147)	(335)
Operating, selling and general (OS&G)	(538)	(1 791)	(2 329)	(644)	(1 712)	(2 356)
OS&G adjustment(3)	40	200		65	114
Net operating expenses	(498)	(1 591)		(579)	(1 598)
Operating netback	940	2 187		889	1 513
Sales volumes (mbbls)	25 567	49 856		27 989	40 055
Operating netback per barrel	36.71	43.89		31.76	37.78

	March 31, 2025			December 31, 2024
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	2 285	4 856	7 141	2 682	4 979	7 661
Other income	41	57	98	30	4	34
Purchases of crude oil and products	(572)	(37)	(609)	(695)	(53)	(748)
Gross realization adjustment(2)	(35)	(154)		(32)	(48)
Gross realizations	1 719	4 722		1 985	4 882
Royalties	(225)	(590)	(815)	(315)	(624)	(939)
Transportation and distribution	(151)	(145)	(296)	(187)	(163)	(350)
OS&G	(451)	(1 941)	(2 392)	(551)	(1 894)	(2 445)
OS&G adjustment(3)	31	189		41	144
Net operating expenses	(420)	(1 752)		(510)	(1 750)
Operating netback	923	2 235		973	2 345
Sales volumes (mbbls)	22 041	47 567		25 973	49 519
Operating netback per barrel	41.88	47.00		37.46	47.39

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

58 2025 Third Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	September 30, 2024
	Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment
Operating revenues	2 362	4 883	7 245
Other (loss) income	(7)	22	15
Purchases of crude oil and products	(468)	(18)	(486)
Gross realization adjustment(2)	(33)	(27)
Gross realizations	1 854	4 860
Royalties	(251)	(672)	(923)
Transportation and distribution	(152)	(139)	(291)
OS&G	(615)	(1 608)	(2 223)
OS&G adjustment(3)	79	42
Net operating expenses	(536)	(1 566)
Operating netback	915	2 483
Sales volumes (mbbls)	23 383	46 952
Operating netback per barrel	39.18	52.86

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Third Quarter Suncor Energy Inc. 59

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	September 30, 2025			September 30, 2024
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Year to date	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	7 349	13 282	20 631	7 242	14 357	21 599
Other income	55	91	146	112	30	142
Purchases of crude oil and products	(1 830)	(110)	(1 940)	(1 676)	(135)	(1 811)
Gross realization adjustment(2)	(113)	(324)		(98)	(151)
Gross realizations	5 461	12 939		5 580	14 101
Royalties	(703)	(1 588)	(2 291)	(803)	(1 903)	(2 706)
Transportation and distribution	(509)	(475)	(984)	(449)	(426)	(875)
OS&G	(1 633)	(5 444)	(7 077)	(1 769)	(5 214)	(6 983)
OS&G adjustment(3)	136	503		254	297
Net operating expenses	(1 497)	(4 941)		(1 515)	(4 917)
Operating netback	2 752	5 935		2 813	6 855
Sales volumes (mbbls)	75 597	137 478		69 474	138 325
Operating netback per barrel	36.38	43.19		40.56	49.55

				December 31, 2024
				Non-	Upgraded –
				Upgraded	Net SCO and	Oil Sands
Year ended				Bitumen	Diesel	Segment
Operating revenues				9 924	19 336	29 260
Other income				142	34	176
Purchases of crude oil and products				(2 371)	(188)	(2 559)
Gross realization adjustment(2)				(130)	(199)
Gross realizations				7 565	18 983
Royalties				(1 118)	(2 527)	(3 645)
Transportation and distribution				(636)	(589)	(1 225)
OS&G				(2 320)	(7 108)	(9 428)
OS&G adjustment(3)				295	441
Net operating expenses				(2 025)	(6 667)
Operating netback				3 786	9 200
Sales volumes (mbbls)				95 447	187 844
Operating netback per barrel				39.72	48.98

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

60 2025 Third Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	September 30, 2025			June 30, 2025
	E&P		E&P	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	588	77	665	545	120	665
Royalties	(101)	(32)	(133)	(98)	(64)	(162)
Transportation and distribution	(30)	(2)	(32)	(32)	(4)	(36)
OS&G	(115)	(34)	(149)	(105)	(20)	(125)
Non-production costs(6)	3			5
Operating netback	345			315
Sales volumes (mbbls)	5 998			5 619
Operating netback per barrel	57.35			56.20

	March 31, 2025			December 31, 2024
	E&P		E&P	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	470	259	729	363	279	642
Royalties	(86)	(106)	(192)	(67)	(120)	(187)
Transportation and distribution	(19)	(3)	(22)	(23)	(3)	(26)
OS&G	(95)	(25)	(120)	(96)	(28)	(124)
Non-production costs(6)	7			9
Operating netback	277			186
Sales volumes (mbbls)	4 344			3 464
Operating netback per barrel	63.73			53.52

	September 30, 2024
	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment
Operating revenues	718	—	718
Royalties	(94)	—	(94)
Transportation and distribution	(14)	—	(14)
OS&G	(121)	(18)	(139)
Non-production costs(6)	6
Operating netback	495
Sales volumes (mbbls)	6 451
Operating netback per barrel	76.71

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Third Quarter Suncor Energy Inc. 61

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	September 30, 2025			September 30, 2024
	E&P		E&P	E&P		E&P
Year to date	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	1 603	456	2 059	1 764	392	2 156
Royalties	(285)	(202)	(487)	(209)	(151)	(360)
Transportation and distribution	(81)	(9)	(90)	(58)	(5)	(63)
OS&G	(315)	(79)	(394)	(358)	(42)	(400)
Non-production costs(6)	15			24
Operating netback	937			1 163
Sales volumes (mbbls)	15 961			15 631
Operating netback per barrel	58.69			74.61

				December 31, 2024
				E&P		E&P
Year ended				Canada	Other(4)(5)	Segment
Operating revenues				2 127	671	2 798
Royalties				(276)	(271)	(547)
Transportation and distribution				(81)	(8)	(89)
OS&G				(454)	(70)	(524)
Non-production costs(6)				33
Operating netback				1 349
Sales volumes (mbbls)				19 095
Operating netback per barrel				70.82

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

62 2025 Third Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

($ millions, except as noted)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
Refining and marketing gross margin reconciliation	2025	2025	2025	2024	2024	2025	2024	2024
Operating revenues	8 085	7 310	7 628	7 547	8 124	23 023	23 794	31 341
Purchases of crude oil and products	(6 208)	(5 969)	(5 922)	(6 123)	(6 685)	(18 099)	(18 792)	(24 915)
	1 877	1 341	1 706	1 424	1 439	4 924	5 002	6 426
Other income (loss)	25	18	(12)	58	80	31	197	255
Non-refining and marketing margin(7)	14	14	(13)	(56)	(1)	15	(56)	(112)
Refining and marketing gross margin – FIFO(A)	1 916	1 373	1 681	1 426	1 518	4 970	5 143	6 569
Refinery production (mbbls)(8)	48 326	42 282	45 798	47 519	47 094	136 406	132 837	180 356
Refining and marketing gross margin – FIFO ($/bbl)(A)	39.65	32.45	36.70	30.00	32.25	36.45	38.70	36.40
FIFO (gain) loss and risk management activities adjustment(B)	(5)	82	60	29	171	137	78	107
Refining and marketing gross margin – LIFO(A)(B)	1 911	1 455	1 741	1 455	1 689	5 107	5 221	6 676
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	39.55	34.40	38.00	30.60	35.85	37.45	39.30	37.00

Rack forward gross margin
Refining and marketing gross margin – FIFO(A)	1 916	1 373	1 681	1 426	1 518	4 970	5 143	6 569
Refining and supply gross margin	(1 653)	(1 022)	(1 331)	(1 014)	(1 085)	(4 006)	(4 105)	(5 119)
Rack forward gross margin(A)(9)	263	351	350	412	433	964	1 038	1 450
Sales volume (ML)	6 040	5 724	5 419	5 609	5 955	17 183	16 655	22 264
Rack forward gross margin (cpl)(A)	4.35	6.15	6.45	7.35	7.30	5.60	6.25	6.50

Refining and rack forward operating expense reconciliation
Operating, selling and general	602	578	609	653	592	1 789	1 813	2 466
Less: Rack forward operating expense(A)(10)	160	161	171	195	186	492	525	720
Less: Other operating expenses(11)	153	128	130	147	133	411	410	557
Refining operating expense(A)	289	289	308	311	273	886	878	1 189
Refinery production (mbbls)(8)	48 326	42 282	45 798	47 519	47 094	136 406	132 837	180 356
Refining operating expense ($/bbl)(A)	6.00	6.85	6.75	6.55	5.80	6.50	6.60	6.60
Sales volume (ML)	6 040	5 724	5 419	5 609	5 955	17 183	16 655	22 264
Rack forward operating expense (cpl)(A)	2.65	2.80	3.15	3.45	3.10	2.85	3.15	3.25

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Refining and marketing gross margin – LIFO excludes the impact of risk management activities.
(C)	The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Third Quarter Suncor Energy Inc. 63

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

Suncor custom 5-2-2-1 index(A)(12)

(US$/bbl, except as noted)		Quarter Ended					Nine Months Ended		Year Ended
		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
(average for the three months, nine months and twelve months ended)		2025	2025	2025	2024	2024	2025	2024	2024
WTI crude oil at Cushing		64.95	63.70	71.40	70.30	75.15	66.65	77.55	75.70
SYN crude oil at Edmonton		66.30	64.70	69.05	71.15	76.45	66.65	76.45	75.10
WCS at Hardisty		54.55	53.50	58.75	57.75	61.65	55.60	62.10	61.00
New York Harbor 2-1-1 crack(B)		29.95	25.90	21.05	18.80	21.05	25.70	24.25	22.90
Chicago 2-1-1 crack(B)		26.40	22.05	14.65	13.85	19.35	21.05	19.35	17.95

Product value
New York Harbor 2-1-1 crack(C)	40%	37.95	35.85	37.00	35.65	38.50	36.95	40.70	39.45
Chicago 2-1-1 crack(D)	40%	36.55	34.30	34.40	33.65	37.80	35.10	38.75	37.45
WTI	20%	13.00	12.75	14.30	14.05	15.05	13.35	15.50	15.15
Seasonality factor		5.00	5.00	6.50	6.50	5.00	5.50	5.50	5.75
		92.50	87.90	92.20	89.85	96.35	90.90	100.45	97.80

Crude value
SYN	40%	26.50	25.90	27.60	28.45	30.60	26.65	30.60	30.05
WCS	40%	21.80	21.40	23.50	23.10	24.65	22.25	24.85	24.40
WTI	20%	13.00	12.75	14.30	14.05	15.05	13.35	15.50	15.15
		61.30	60.05	65.40	65.60	70.30	62.25	70.95	69.60
Suncor custom 5-2-2-1 index		31.20	27.85	26.80	24.25	26.05	28.65	29.50	28.20
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		42.95	38.55	38.45	33.95	35.50	40.05	40.15	38.65

(A)	The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.
(B)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.
(C)	Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.
(D)	Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

64 2025 Third Quarter Suncor Energy Inc.

Operating Summary Information

Non-GAAP and Other Financial Measures

Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, measures contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective Quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Report). Adjusted funds from (used in) operations, free funds flow and measures contained in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.

Oil Sands Operating Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Operating Netbacks

E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
(2)Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.
(3)Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.
(4)Reflects other E&P assets, such as Libya, for which netbacks are not provided.
(5)Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.
(6)Reflects adjustments for general and administrative costs not directly attributed to production.
(7)Reflects adjustments for intersegment marketing fees.
(8)Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(9)Rack forward operating revenues, other income less purchases of crude oil and products.
(10)Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.
(11)Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.
(12)The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

2025 Third Quarter Suncor Energy Inc. 65

Explanatory Notes

*	Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations

bbl	–	barrel
bbls/d	–	barrels per day
mbbls	–	thousands of barrels
mbbls/d	–	thousands of barrels per day
cpl	–	cents per litre
ML	–	million litres
WTI	–	West Texas Intermediate
SYN	–	Synthetic crude oil benchmark
WCS	–	Western Canadian Select

Metric Conversion

1 m3 (cubic metre) = approximately 6.29 barrels

66 2025 Third Quarter Suncor Energy Inc.